Exhibit 99.1

Motion is future

Our fiscal year 2002

[CENTERPULSE LOGO]

Implanting Trust

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Key Figures

(in millions CHF, except share data)	2002	2001	2002 vs. 2001

Net sales
	1,470	1,418	4%
Continuing operations	1,241	1,158	7%
Discontinuing operations	229	260	-12%
EBITDA(1)	341	238	43%
Continuing operations	293	204	44%
Discontinuing operations	48	34	41%
Net income/loss
	337	-1,193	n/a

EBITDA(1) as percentage of net sales	23.2%	16.8%
Continuing operations	23.6%	17.6%
Discontinuing operations	21.0%	13.1%
Net Income as percentage of net sales	22.9%	-84.1%

(1)  EBITDA = Earnings before interest, tax, depreciation, goodwill amortization and exceptional operating items

Balance Sheet Data

(in millions CHF)	2002	2001

Cash and cash equivalents	199	156	28%
Shareholders’ equity	1,270	784	62%
Total assets	2,338	2,871	19%
Equity as percentage of total assets	54%	27%

Other Data

Share price at year end
Registered shares (in CHF)(2)	241	67	260%
American depositary shares (ADS, in USD)	17.3	4.5	284%
Number of employees at year end
	3,407	3,894	-12%
Continuing operations	2,813	2,859	-2%
Discontinuing operations	594	1,035	43%

(2)  Registered shares capital increase adjusted

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal, and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Contents

Page Numbers

Annual Report

5	Motion is future

17

Centerpulse Ltd

17	Message from the Chairman
20	Strategy, Management and Staff

Divisions

22	Orthopedics Division
26	Spine-Tech Division
28	Dental Division

30

Corporate Governance

31

Group Structure and Shareholders

31	Group Structure
32	Legal Structure
34	Significant Shareholders
34	Cross-Shareholdings

35

Capital Structure

35	Capital
35	Authorized Capital
35	Conditional Capital
36	Changes in Capital
37	Shares
37	ADR Program
37	Limitations on Transferability
37	Nominee Registrations
37	Convertible Bonds and Options

38

Board of Directors

38	Members of the Board of Directors
40	Cross-Involvement
40	Elections and Terms of Office
40	Internal Organizational Structure
41	Definition of Areas of Responsibility
41	Information and Control Instruments vis-a–vis the Executive Committee

42

Executive Committee

42	Management Philosophy
42	Code of Ethics
42	Members of the Executive Committee
44	Management Contracts

45

Compensations, Shareholdings, and Loans

45	Content and Method of Determining Compensations and Shareholding Programs
45	Compensations for Acting Members of Governing Bodies
46	Compensations for Former Members of Governing Bodies
46	Share Allotment
46	Share Ownership
46	Options
46	Additional Fees and Remunerations
46	Loans Granted by Governing Bodies
46	Highest Total Compensation

47

Shareholders’ Participation Rights

47	Voting-Rights Restrictions and Representation
47	Convocation of Shareholders’ Meetings

48

Changes of Control and Defense Measures

48	Duty to Make an Offer
48	Clauses on Changes of Control

48

Auditors

49	Information Policy
49	Financial Disclosure Policy
49	Insider Dealing Policy

50

Financial Report

51

Investor Information

51	Selected Financial Data (unaudited)
53	Quarterly Data (unaudited)
55	Financial Review (unaudited)

Consolidated Financial Statements
62	Consolidated Income Statements
63	Consolidated Balance Sheets
64	Consolidated Statements of Shareholders’ Equity
65	Consolidated Cash Flow Statements
66	Notes to the Consolidated Financial Statements
114	Report of the Group Auditors

Financial Statements Of Centerpulse Ltd (Parent Company)
115	Balance Sheets
116	Income Statements
116	Notes to the Financial Statements
119	Report of the Statutory Auditors

120	Locations worldwide
121	Impressum

Life is motion. Motion is quality of life. Through our work we help people regain their freedom of movement. And along with it, a part of their passion for life.

For us at Centerpulse, however, motion means much more. Motion is a prerequisite for our continual development as a company. Mental impetus allows us to transform inspiration into innovation and to make future-oriented products and methods available to doctors.

With the pages that follow, we invite you to set your thoughts in motion. And to sense – motion is future.

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Stirring Discovery

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Are we moving - or are they?

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Force of imagination

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How can I set my vision into motion?

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Quality of life

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Where do we want our world to go?

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How can we reinvent movement?

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Peak performance

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What will move us in the future ?

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Thinking beyond

For Centerpulse 2002 was a year of motion. The name change was an important step in our development as an independent company: Sulzer Medica became Centerpulse. The former affiliation of subsidiaries was thus united under a common, strong umbrella brand. Centerpulse was able to successfully resolve the recall litigation by way of a class action settlement in the USA, and to fully meet its funding obligations under the settlement agreement. Settlement of the litigation paved the way for Centerpulse to concentrate on its areas of growth.

Centerpulse is set on a course of dynamic growth. In 2002 the company generated total revenue of CHF 1470 million an increase of 10% in local currency over the previous year. EBITDA before exceptional operating items was CHF 341 million, and grew by +43%.

Centerpulse Ltd  | Orthopedics Division  | Spine-Tech Division  | Dental Division

Message from the Chairman

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          Dr. Max Link

          Chairman of the Board and CEO

Dear Shareholder

Benevolent headlines stating things like “Centerpulse leaves all SMI stocks in its wake” have shown the public at large that the recall litigation in the USA, which presented a threat that hung over the company for almost two years, has been successfully resolved. A comprehensive settlement agreement was accepted by the affected patients in early summer that ended the class action litigation in the USA. The USD 725 million we agreed to pay was transferred to the settlement trust at the beginning of November, a step that put this episode behind us, to the extent possible under the adverse circumstances.

All of us employees, patients, doctors, shareholders – are relieved that this most difficult and stressful phase in our young company’s history is over. While we resist the urge for euphoria, we are nonetheless pleased that the company’s share price advanced more than 250% in 2002, more than any other Swiss company. We proudly note that Centerpulse has advanced from place 89, in 2001, to the respectable number 26 on the list of the most valuable Swiss companies. We are also pleased that existing and new shareholders have been able to profit from the highly positive development of our share price over the last year.

But no one will debate the fact that at the end of 2001 the company was at the brink and that many shareholders had suffered great losses. It was only due to the creativity of our legal advisors, the tenacity of our management, and the unbroken trust of our customers and staff, forged over decades, that Centerpulse survived the storm. This was a stunning piece of teamwork that has rightly been praised by many different interest groups.

We also must acknowledge that the fierce and unconditional loyalty of our staff and sales agents is at the root of the company’s impressive 14% rise in sales for continuing operations, in local currency, in 2002. With the exception of the Spine-Tech Division, which remains in a turnaround phase, our growth outpaced that of the market. This was also true for the Orthopedics Division in Europe, our largest sales contributor, where we were able to expand our leading market position. The Orthopedics Division USA partially regained market share while the smaller but dynamic Dental Division grew by almost 20%.

The sale of our three cardiovascular businesses will now allow us to concentrate on our core segments of orthopedics, spinal implants and dental implants and to increase the profitability of the company. Focused management of our current assets and the systematic streamlining of our product portfolio have already produced recurring improvement to our financial benchmarks of return on net assets (RONA) and cash flow.

The gratitude owed our employees for their efforts in overcoming this enormous challenge is so great that I find it difficult to put into words. They not only faced the problems presented by the litigation on a daily basis, they were also confronted with the relentless pressures of competition. Added to this were the painful rationalization measures taken by Centerpulse management. However, these measures would also have been necessary in less difficult times. But we are particularly happy to note that redundancies were largely spared in spite of the thousands of lawsuits the company coped with.

We look into the future with a great deal of confidence. Where we are strong, we will consolidate our position. Where we see a need for improvement, we will grow organically or with suitable partners. I am very pleased that Centerpulse remains the company of choice for our customers, our employees and our shareholders. We have a focused strategy, innovative technology and have regained a healthy and sound financial footing.

Dr. Max Link

Chairman of the Board and
Chief Executive Officer

Strategy, Management and Staff

Concentrating on growth sectors

Once a settlement was reached for the class action lawsuit in the USA in May 2002, Centerpulse fully concentrated on implementing a new strategy:

•                  Increase cash flow generation and operating efficiency

•                  Increase reconstructive market share in the USA and Japan

•                  Maintain reconstructive leadership in Europe

•                  Further enhance growth in spine and dental markets

•                  Continue to be a leading innovator through focused R & D

Centerpulse is thereby concentrating on sectors where it has attractive market positions and where it can expect a significant rate of growth. As part of this revised focus, in May the company announced plans to divest its cardiovascular businesses, completing this step eight months later.

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          Centerpulse pursues a strategy emphasizing growth sectors

Strengthening the operating results

Our primary operating targets were to enhance profitability by strict cost management and to continuously improve generation of cash flow through a more systematic management of working capital. The partial closure of our Baar, Switzerland facility during the second half of the year generated significant cost reductions for Orthopedics Europe.

          Lean cost management leads to improved results

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Strengthening management

The management of Centerpulse was further strengthened during the year under review. In July, Chairman Max Link took on the additional role of CEO. One of his first decisions was to give the Division Presidents added responsibility. As a result, Division Presidents Richard Fritschi, David K. Floyd, Mike McCormick and Steven E. Hanson were promoted to Centerpulse’s Executive Committee.

The idea of managing the Group from a position closer to the markets was not limited to the composition of the Executive Committee. This also included various measures aimed at delegating responsibilities to the local operational management.

The Group’s Chief Risk Officer, Gabor-Paul Ondo, left the company at the end of 2002 to seek a new professional challenge outside the Group. Dr. Ondo played a significant role in bringing the class-action litigation in the USA to a successful conclusion. The Board of Directors named Christian Stambach the Group’s new Chief Risk Officer and Chief Legal Counsel. Mr. Stambach was also named to the Group’s Executive Committee and assumed the position of General Secretary.

Regaining trust

For the company’s employees, 2002 was largely aimed at rebuilding trust among surgeons and patients subsequent to the conclusion of litigation in the USA. Improvements in quality management made a great contribution to these efforts.

The Board of Directors extends its gratitude to the staff and Executive Committee for their efforts over the last year. Thanks to their commitment we were able to meet our goals in spite of the many changes taking place throughout the year.

          Group management includes the Division Presidents

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From left to right

David K. Floyd

President Orthopedics USA

Dr. Thomas Zehnder

President Spine-Tech

Europe/Rest of World

Beatrice Tschanz

Group Vice President
Communications

Matthias Moelleney

Group Vice President Human Resources

Dr. Max Link

Chairman of the Board and CEO

Richard Fritschi

President Orthopedics
Europe/Rest of World

Urs Kamber

Chief Financial Officer

Mike McCormick

President Spine-Tech USA

Christian Stambach

Chief Legal Counsel, Chief
Risk Officer, General Secretary

Steven E. Hanson

President Dental Division

Hans-Rudolf Schuerch

President Centerpulse Japan KK

Orthopedics Division

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Richard Fritschi

President Orthopedics Europe/Rest of World

David K. Floyd

President Orthopedics USA

2002 demonstrated the strong market position of Centerpulse’s Orthopedics Division and the broad acceptance of our products. Sales growth exceeded market growth in all major markets. In the first half, we successfully launched two important new products for the knee: Durasul® for the patella and the UniSpacer™ Knee System. Major targets for the year were quality assurance and new technologies.

Sales growth by quarter

	Growth in CHF	Growth in local currency
Q1	6.1	8.6
Q2	7.1	13.5
Q3	10.4	19.0
Q4	9.0	15.0

With the introduction of Durasul® for the patella, Centerpulse is the first company to market highly crosslinked polyethylene for that compartment of the knee. Durasul® was developed to address the issue of implant wear and aging. During the course of development, we also pioneered new testing standards for knee implants. The market demand and acceptance of Durasul® highly crosslinked polyethylene is very high.

The minimally invasive UniSpacer™ Knee System was launched in the USA in April 2002. The patented UniSpacer™ Knee System is a breakthrough alternative for patients suffering from early osteoarthritis of the knee because it requires no bone cuts, enabling patients to retain their natural anatomy. The UniSpacer™ Knee System is a particularly useful technology for the large baby-boomer population starting to experience arthritis. As of December 2002, there have been over 2700 UniSpacer™ implantations in the USA. As part of a multi-center clinical study in Europe, UniSpacer™ implantations were done last year in Italy, Germany and Switzerland. Market introduction in Europe is planned for the 2nd quarter of 2003.

Quality assurance

Working closely with corporate management, the Orthopedics Division made continuous improvements in quality assurance systems. All external audits (SQS, FDA, TüV) were passed with satisfactory ratings. Also in the middle of 2002, organizational changes were made to integrate the clinical investigations group into the quality department.

Responsible approach

Centerpulse’s Orthopedics Divisions are dedicated to finding and pursuing responsible approaches to new technologies. As a part of our commitment, we established the Center for Orthopedic Innovation™ at our Austin-based USA headquarters last year. The Center for Orthopedic Innovation™ provides a setting for surgeons to learn and practice new surgical procedures as well as to share their results for the development of “best practices.” The center integrates education, innovation and surgeon support, and includes one of the industry’s first in-house bio-skills learning laboratories, fully-equipped to allow surgeons hands-on cadaver practice.

In 2002, we formalized our minimally invasive hip and knee arthroplasty technologies into the CARE™ MIS program (Comprehensive Accelerated Recovery Experience Minimally Invasive Surgery).

The Centerpulse MIS approach was founded on the philosophy that education and support is essential for surgeons to gain confidence implementing minimally invasive surgical techniques and technologies. The CARE™ MIS program offers hands-on training in minimally invasive surgical techniques using specialized MIS instrumentation, as well as pre- and post-operative support.

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          Our innovative technology is supported with scientific and clinical data

We were successful as well in the revival of the legendary Maurice E. Mueller (MEM) hip and knee courses in Berne, Switzerland. Education and training will remain one of our main marketing activities in the next several years.

          Centerpulse offers comprehensive educational programs and facilities for technical, hands-on training

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1 CLS™ System

One of our most successful hip products, having outstanding long-term results.

2 Natural-Knee™ System

A complete range of inter-changeable products with innovative features.

The products here are shown at a scale of 45% of their original size.

Streamlining product portfolio

In Europe, we focused on our successful and proven “original” products in the hip portfolio. In addition, we launched the large diameter Durasul® inserts and Metasul® ball heads (36 and 32 mm), which increase the range of motion and joint stability.

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Product additions drive growth

For the shoulder, the European Orthopedics Division launched the Anatomical Shoulder™ removable head prosthesis and has become a market leader with this new system in several markets in Europe. The Anatomical Shoulder™ System was successfully launched in the USA in 1999.

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During 2002, Orthopedics USA launched the UniSpacer™ Knee System. With this new device, a younger patient population can now benefit from this innovative alternative to traditional unicompartmental arthroplasty. As more and more surgeons are trained, we expect continued interest and revenue growth.

          Centerpulse products are building on successful clinical history

In the USA, the MOST Options™ System was launched in December 2002. This new system is for revision, oncology and trauma patients with severe ligament instability and bone loss. Unlike other revision products, it features a proven rotating hinged knee design with eight years of successful clinical history. We believe in the growth potential of this new system.

In Europe, we report positive new developments in the area of tissue regeneration. DENOVO®-C, the first cell-based product of Centerpulse Orthopedics for cartilage regeneration in the knee joint, was launched in September 2002 in Spain.

          Demand is high for tissue regeneration surgery in Europe

In addition, CMI, the collagen meniscus implant for regeneration of the meniscus, was successfully launched and sold in Spain, Italy, and Germany. Almost 300 surgeries were performed, and the demand is increasing.

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Last year, Orthopedics Europe enhanced the computer aided navigation system NAVITRACK® and installed 70 systems throughout Europe.

Improved operations

The Supply Chain Improvement project has been implemented in the USA with benefits coming from improved global forecasting and planning tools, lending more efficient manufacturing and greater control of inventory.

Outlook

Significant sales growth was achieved during 2002 in the USA, Germany, France, Japan, Spain, the UK, the Netherlands, Sweden, the Czech Republic, South Africa, and India.

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Centerpulse Orthopedics also founded a representative office in Shanghai, China that will serve as a base for all of Centerpulse’s future business activities in China. We also negotiated and signed new distribution contracts in the field of orthopedics allowing for broader and more efficient market coverage.

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          Our focus is set on resurfacing and surface technology in R&D

Our focus for 2003 will be to concentrate on profitable markets and to retain leadership in innovation (CAS, MIS, resurfacing, CMI). We plan to have programs in place for streamlining our portfolio and operations, for the reorganization of distribution logistics, and for centralized project management. We will work to deepen employee cost consciousness and enhance their cash or profit orientation, while continuing to inspire best practice performance. Moreover, Centerpulse’s Orthopedics Division will focus R&D efforts on resurfacing, surface technology, instruments, Minimally Invasive Surgery (MIS), Computer Aided Surgery (CAS) and the completion of product families in both Europe, USA, Japan, and other Asian markets.

          First-class product families in a streamlined portfolio for both primary and emerging markets

As global leaders in tribology, we have well-founded reasons to believe that we can maintain our leading role in primary markets and generate solid growth in other markets by continuing to deliver first-class products and building long-term trusting relationships. Centerpulse Orthopedics has been actively involved in shaping current trends in MIS and CAS through the introduction of its UniSpacer™ Knee System, MIS Uni and Total Knee instruments and surgical techniques, and development of CAS applications and techniques for performing Total Knee and Total Hip surgeries.

1 Metasul® /Durasul®

Leading technologies to minimize joint wear.

2 Anatomical Shoulder™ System

Developed to restore the natural state of the shoulder joint through major advancements in product design.

3 UniSpacer™ Knee System

Breakthrough technology for minimally invasive knee implants.

The products here are shown at a scale of 65% of their original size.

Spine-Tech Division

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Mike McCormick

President Spine-Tech USA

Dr. Thomas Zehnder

President Spine-Tech Europe/Rest of World

Centerpulse’s Spine-Tech Division had numerous achievements in 2002. We diversified our product mix substantially, generated impressive returns from our R&D pipeline, and restructured and dramatically expanded our sales force. Our operational efficiency also improved due to sound new methods.

Sales growth by quarter

	Growth in CHF	Growth in local currency
Q1	12.5	12.0
Q2	4.7	14.0
Q3	-11.2	1.0
Q4	1.0	13.0

Product leadership has been achieved through diversification. The Spine-Tech Division now has the most diversified product mix in its history. We offer products in four significant categories. In addition to our long history in lumbar fusion and thoracolumbar fixation, we entered two new markets – cervical fusion and biological implants. The end of 2002 also marked the completion of our first full year in bone and biologics.

R&D continues to focus on expanding its product offering of proprietary technologies. We have a robust pipeline currently with 35 active R&D projects in development including projects in fusion, non-fusion and biologic fusion alternatives. An impressive 40% of 2002 sales have come from products developed and launched within the last 24 months.

In Europe and Asia, we have significantly grown the segment for dynamic stabilization of the spine with the key product Dynesys® (Dynamic Neutralization™ System for the Spine). The portfolio of our spine fusion products has been expanded according to market needs.

Four major systems

BP™/Lordotic Interbody Fusion System, featuring the BP™/Lordotic cage is the only titanium-threaded cage on the market today that offers surgeons a complete lordotic system. Each instrument in the BP™/Lordotic system helps maintain lordosis from distraction to cage placement.

The Trinica™ Anterior Cervical Plate System gives surgeons the flexibility to easily customize the construct to each patient’s unique anatomy. Flexibility is built-in to every aspect of the Trinica™ System – from plate design to the innovative Secure Twist™ anti-migration system to the screw options and instrumentation set.

Our Puros™ Symmetry™ Allograft System, manufactured by Tutogen Medical, is the only posterior lumbar interbody fusion system offering an allograft spacer that originates from a single donor. The unique horseshoe design allows the graft to be easily divided, intraoperatively, into two identical grafts.

Finally, the ST 360™ Spinal Fixation System combines the benefits of an offset connector with a patented polyaxial screw technology. The new system also provides the surgeon with the freedom to choose implant sizes tailored to the individual patient anatomies.

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Efficient sales force

As part of our strategy to reorganize and strengthen our sales force, we have expanded our US team from 106 people a year ago to 180 direct sales representatives and agents today. To improve efficiency, we have introduced new methods and models.

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          Our R&D pipeline is robust, with 35 active projects currently in development

Our Ship-In-Ship-Out (SISO) logistics method allows us to launch a new device system with significantly fewer field instruments and lower implant inventory. Our new Memphis distribution hub facilitates just-in-time delivery of Spine-Tech products throughout the USA.

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1 Trinica™

A cervical plate that offers surgeons optimal flexibility.

2 Dynesys®

A key product in Europe, initiated clinical trials in the USA. Allows for unique, dynamic stabilization.

3 Puros™ Symmetry™

A sterile PLIF biologic implant manufactured using the pro-prietary Tutoplast® process that provides the basic components for healthy natural bone growth.

The products here are shown in their original size.

Product references: see page 121.

Dental Division

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          Steven E. Hanson

          President Dental Division

Centerpulse’s Dental Division had a remarkable 2002, finishing above industry growth rates and solidifying our position as a leading dental implant company. With aesthetics and simplicity as key market drivers, we made several product additions. Alongside providing high quality, state-of-the-art products, we also established continuing education programs for the dental community throughout the world.

Sales growth by quarter

	Growth in CHF	Growth in local currency
Q1	19.5	19.5
Q2	11.8	21.0
Q3	4.7	18.5
Q4	2.0	14.0

Centerpulse is recognized as the company with the most proficient product line on the dental implant market today. New products are the backbone of growth, and we had a strong year in terms of new product introductions and development.

In 2002 the company launched two key products for improved restorations. Both are designed for superior performance in the “aesthetic” zone compared to other products currently on the market. They greatly simplify restorative work for the clinician and have a more predictable outcome. Also in 2002, we added a direct sales office in Australia and consolidated Calcitek and Paragon distribution through direct sales offices in France and Israel. This allowed us to lower costs of sales and support our customers more efficiently.

We are well positioned for an exciting 2003. Our plans are aggressive and our goals are high. We truly expect to continue to outgrow the market and increase our global presence.

New products

Last year we executed a worldwide distribution agreement with Atlantis Components Inc. providing Centerpulse access to patient-specific abutment design and fabrication. Atlantis abutments are created using advanced computer design and clinically based software, resulting in optimal shape and contours for perfect aesthetics.

The PureForm™ ceramic crown replacement system entered a worldwide limited market evaluation in 2002 and will be commercially launched in early 2003. Through the provision of copings preformed to the anatomy of anterior teeth, this product will simplify the restorative process for ceramics.

The addition of a plastic temporary abutment will allow for simple and less costly temporaries for the premier Tapered Screw-Vent™ implant line. The Tapered Screw-Vent™ and AdVent™ dental implant systems are the standards in internal connection designs against which all our competitors are measured. Finally, the surgical motor systems were upgraded last year through a distribution agreement with W&H of Austria.

Performance enhancements

Product development efforts for 2003 include a disposable drill line, a redesigned reusable drill line, new premier implant packaging, radical changes to surgical kits, and innovative delivery tools – all designed to enhance performance and improve the overall usage experience for clinicians and staff.

Increasing demand for the Puros™ Allograft material for grafting and the BioMend™ family of collagen products for oral surgery has fueled growth at the Centerpulse Dental Division. An expansion of the bone graft portfolio is likely to include an allograft block that is currently in a limited market evaluation phase.

Continuing education

The industry leading Peer Practicum™ program generated fifty new one-year commitments in 2002, and the program is presently being adopted in several international markets. Changes in 2003 will incorporate the company’s SmartStepsSM immediacy techniques into the program as well as clinical information on Atlantis abutments.

          We aim to set standards with our new products and offer continuing education on a global level

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Last year we held a further clinical symposium, in Banff, Canada, attracting over 400 participants. Another symposium is being actively planned for Sitges, Spain in early 2004.

Also last year, a dedicated university development team established pre-doctoral implant training programs at eight universities throughout the USA An expansion goal of twenty such programs is planned for 2003.

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1 AdVent™

(with abutment) Tapered to enhance initial stability, the internal hex connection with friction-fit abutments assures a reliable restoration every time.

2 Tapered Screw-Vent™

(with abutment) Designed to minimize valuable chairtime for restorations even in the most challenging locations.

3 Tapered SwissPlus™

The exceptional design features a narrow diameter platform for use in tight interdental spaces.

The products here are shown at a scale of 150% of their original size.

Corporate Governance

Centerpulse’s Corporate Governance Report appears as a separate chapter for the first time in this year’s annual report. It affords an insight into significant information and corporate management, generating transparency for the investors. As Centerpulse is listed on the Swiss Stock Exchange (SWX), the Corporate Governance Report is in line with the guidelines established by the SWX.

Organization | Capital Structure | Nominees | Management | Compensations | Shareholder Rights | Change of Control Clauses | Auditors | Information Policy

Group Structure and Shareholders

Group Structure

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as of March 7, 2003

Legal Structure

(as of March 7, 2003)

Company/Management	Share		Registered Capital

Switzerland

Centerpulse Ltd, Zurich		CHF	354,919,350.-
Centerpulse Management Ltd, Zurich	100%	CHF	100,000.-
Centerpulse Services Ltd, Zurich	100%	CHF	100,000.-
Centerpulse Orthopedics Ltd, Baar	100%	CHF	12,000,000.-
Centerpulse Orthopedics (Switzerland) Ltd, Münsingen	100%	CHF	100,000.-

Belgium

Centerpulse BeLux SA/NV, Brussels	100%	EUR	300,000.-

Germany

Centerpulse Germany Holding GmbH, Freiburg	100%	EUR	3,500,000.-
Centerpulse Germany GmbH, Freiburg	100%	EUR	4,500,000.-
Centerpulse Dental GmbH, Freiburg	100%	EUR	511,292.-

France
Centerpulse France SA, Etupes	100%	EUR	130,000.-
Centerpulse Sud-Ouest Sarl, Toulouse-Blagnac	100%	EUR	54,000.-
Centerpulse Ouest Sarl, La Méziere	100%	EUR	2,256,000.-
Centerpulse Centre Sarl, Ebreuil (Vichy)	100%	EUR	8,000.-
Centerpulse Nord Sarl, Lille	100%	EUR	8,000.-
Centerpulse Industrie Sarl, Etupes	100%	EUR	1,600,000.-
Centerpulse Dental Sarl, Rungis (Paris)	100%	EUR	76,225.-

United Kingdom
Centerpulse (UK) Holdings Ltd, Inchinnan	100%	GBP	16,160,000.-
SM RE Ltd, St. Peter Port (Guernsey)	100%	CHF	5,000,000.-
Centerpulse (UK) Ltd, Alton	100%	GBP	1,050,000.-

Netherlands

Centerpulse Netherlands BV, Utrecht	100%	EUR	25,000.-

Italy
Centerpulse Italia S.p.A., Opera (Milan)	100%	EUR	14,025,000.-
Allo System Srl, Villorba (Treviso)	51%	EUR	40,000.-
Migliori Srl, Viagrande (Catania)	51%	EUR	434,000.-

Austria

Centerpulse Austria GmbH, Mödling	100%	EUR	60,000.-

Company/Management	Share		Registered Capital

Spain
Centerpulse Ibérica SA, Madrid	100%	EUR	62,226.10

Sweden
Centerpulse Orthopedics Sweden AB, Stockholm	100%	SEK	200,000.-

Czech Republic
Centerpulse CZ sro, Prague	100%	CZK	24,700,000.-

Canada
Centerpulse Orthopedics Canada Inc., Toronto	100%	CAD	4,000,001.-
Centerpulse Dental Corp., Etobicoke (Ontario)	100%	CAD	100.-

USA
Centerpulse USA Holding Co., Houston, Texas	100%	USD	185,000,000.-
Centerpulse USA Inc., Houston, Texas	100%	USD	1,000.-
Centerpulse Orthopedics Inc., Austin, Texas	100%	USD	209,349,052.-
Centerpulse Spine-Tech Inc, Minneapolis/Minnesota	100%	USD	615,290,443.-
Centerpulse Spine-Tech Surgical Inc, Minneapolis/Minnesota	100%	USD	13,702,429.-
Centerpulse Dental Inc., Carlsbad/California	100%	USD	52,378,029.-
Centerpulse Biologics Inc., Austin, Texas	100%	USD	1,280,394.-

Australia
Centerpulse Australia Pty Ltd, Chalswood	100%	AUD	14,450,000.-
Centerpulse Dental Australia Pty Ltd, Kensington	100%	AUD	1.-

Israel
Centerpulse Dental Ltd, Ramat Gan	100%	ILS	100.-

South Africa
Centerpulse RSA (Proprietary) Ltd, Greenside	100%	ZAR	100.-

India
Centerpulse India Ltd, Chennai	100%	INR	3,000,000.-

Japan
Centerpulse Japan KK, Tokyo	100%	JPY	350,000,000.-

Korea
Centerpulse Korea Ltd, Seoul	100%	KRW	319,220,000.-

None of the companies included in the consolidated figures of Centerpulse Ltd have issued shares that are listed on a stock exchange.

Significant Shareholders

As of December 31, 2002, InCentive Capital AG owned, through its wholly-owned subsidiary InCentive Investment (Jersey) Ltd., 1,561,077 shares of the registered issued share capital of Centerpulse Ltd. In addition to this shareholding, InCentive Capital AG, through InCentive Investment (Jersey) Ltd., held as of that date call options covering 676,487 registered shares of Centerpulse and had granted put options covering 438,487 registered shares of Centerpulse.

Mr. René Braginsky, who is a member of the board of directors of Centerpulse Ltd, serves as delegate of the Board of Directors and Chief Executive Officer of InCentive Capital AG and owns about 20% of that company’s share capital. He also owns 100% of the share capital of InCentive Asset Management Ltd., which acts as investment manager for Incentive Capital AG and for its subsidiary InCentive Investment (Jersey) Ltd.

As duty published in the Swiss Official Gazette of Commerce on May 15, 2002, Silchester International Investors Limited, headquartered in London (U.K.) and owning 489,307 registered shares at the time, dropped below the 5% threshold.

Centerpulse Ltd is not aware of any other person directly or indirectly holding more than 5% of its share capital.

There have been no other reports under Art. 20 SESTA in the year under review.

For an overview of the significant shareholders of Centerpulse Ltd, please refer to the following table:

Significant Shareholders	2002 Published in the Swiss Official Gazette of Commerce on		Number of shares at nominal value of CHF 30	in%*	2001 Published in the Swiss Official Gazette of Commerce on	Number of shares at nominal value of CHF 30	in%*

InCentive Capital AG, Zug
Registered shares	12/31/2002	**	1,561,077	13,2	12/28/2001	575,991	6
Call options	12/31/2002	**	676,487	5,7	12/28/2001	244,000	2
Put options	12/31/2002	**	438,487	3,7	12/28/2001	396,000	4
Total
	12/31/2002	**	2,676,051	22,6	12/28/2001	1,215,991	12

Silchester International Investors Limited
Registered shares	05/15/2002		489,307	4	08/02/2001	500,920	5

Total of shares outstanding			11,830,645	100		10,008,237	100

*                      Percentages refer to the number of shares outstanding as of December 31 of the respective year.

**               InCentive Capital AG notified Centerpulse Ltd as of December 31, 2002.

Centerpulse Ltd does not know of any material shareholders’ agreements or any other significant understandings reached between shareholders regarding the registered shares of Centerpulse Ltd they own or the execution of their ensuing shareholders’ rights.

Cross-Shareholdings

Centerpulse Ltd does not entertain any cross-shareholdings with other companies, neither in capital shareholdings nor in voting rights.

Capital Structure

Capital

A of December 31, 2002, the share capital of Centerpulse Ltd registered with the Register of Commerce amounts to CHF 345,919,350, and is divided into 11,830,645 registered shares at a nominal value of CHF 30 each. The shares are fully paid up. Furthermore, there was a total of 35,495 shares issued out of the conditional capital as part of the Management Incentive Plan, that were not registered in the Register of Commerce at this time.

As of December 31, 2002, Centerpulse Ltd has issued neither participation certificates nor bonus certificates.

Authorized Capital

The Shareholders’ Meeting, held on May 17, 2002, authorized the Board of Directors to increase the share capital in one or more steps until April 17, 2004 in connection with and in fulfillment of an agreement concluded on March 13, 2002 between Sulzer Orthopedics Inc., Sulzer Medica AG and Sulzer AG on the one hand and the Class Counsel on behalf of Class representatives in Sulzer Hip Prostheses and Knee Prostheses Liability on the other hand (the Class Action Settlement Agreement) by a maximum amount of CHF 12,000,0000 (corresponds to 4,000,000 shares). This authorization was partly exercised when the Board of Directors increased the share capital in October 2002 by issuing 1,822,408 out of the 4,000,000 shares authorized. As Centerpulse was able to pay all obligations stipulated by the Class Action Settlement Agreement in November 2002 using the proceeds of this capital increase and a bank loan, the Board of Directors will propose at the Ordinary Shareholders’ Meeting, scheduled for April 30, 2003, to remove the current authorization to issue the remaining 2,177,592 shares from the Articles of Association.

Conditional Capital

The Articles of Association of Centerpulse Ltd provide two provisions regarding conditional capital. One provision was added to the Articles of Association on the occasion of last year’s Shareholders’ Meeting and relates to issuing up to 4,000,000 shares to fulfill claims under the Class Action Settlement Agreement. However, as Centerpulse was able to pay the total sum of USD 725 million covering all claims under the Class Action Settlement Agreement using a bank loan and the proceeds of a capital increase, the Board of Directors will propose to the Shareholders’ Meeting to replace the above provision in the Articles of Association with a new one that enables the issue of no more than 2,000,000 shares through the exercise of warrants of convertible bonds for the redemption of the loan under the credit agreement for the financing of the settlement.

The other provision on conditional capital relates to issuing a maximum of 341,763 shares under the Management Incentive Plan. By the end of the fiscal year 2002, options to buy 433,425 shares at a strike price of between CHF 74 and CHF 365 were still outstanding (see note 30 in the Financial Report).

Changes in Capital

At the beginning of the fiscal year 2002, the share capital of Centerpulse Ltd amounted to CHF 300 247,110 divided into 10,008,237 fully paid-up registered shares at a nominal value of CHF 30 each. On the occasion of the capital increase in October 2002, there was a total of 1,822,408 shares at a nominal value of CHF 30 issued out of the authorized capital, all fully paid up. Furthermore, there was a total of 35,495 shares issued out of the conditional capital as part of the Management Incentive Plan. As a result, the share capital of Centerpulse Ltd amounted to CHF 354,919,350 divided into 11,830,645 shares on December 31, 2002.

The following table summarizes changes of capital within the past three years:

(Year-end totals as of 12/31)	2002 CHF	2001 CHF	2000 CHF

Ordinary Capital
Number of registered shares	11,830,645	10,008,237	10,008,038
Amount (in million)	355	300	300

Authorized Capital
Number of registered shares	2,177,592	—	—
Amount (in million)	65	—	—

Conditional Capital
Number of registered shares	4,306,268	191,763	191,962
Amount (in million)	129	6	6

General legal reserves (in million)	1,552	1,367	1,367
Reserves for treasury stock (in million)	17	16	7
Available reserves (in million)	119	119	119
Retained earnings (in million)	-1,170	136	107
Net income (in million)	88	-1,305	99

Shares

Voting rights may only be exercised only after a shareholder has been recorded in the Share Register of Centerpulse Ltd as a shareholder with voting rights.

In general, the shares are not physically issued in the form of share certificates but are collectively deposited with the SegaInterSettle (SIS). Shareholders have the right, however, to request the printing and delivery of cetificates, free of charge (deferred printing of certificates).

Registered shares are fully participating shares.

ADR Program

The company has an American Depositary Receipts Program at the New York Stock Exchange (NYSE). Under this ADR Program, ten American Depositary Shares equal one registered share. In early February of this year, Deutsche Bank Trust Company Americas became the Program’s depositary bank, replacing Citibank NA.

Limitations on Transferability

The transfer of shares for which no certificates have been printed is effected by a corresponding entry in the books of a bank or depository institution following a written assignment by the selling shareholder and notification of such assignment to Centerpulse Ltd by the bank or depository institution. The transferee must file a share registration form in order to be registered in the share register of Centerpulse Ltd as a shareholder with voting rights. Pending such registration, the transferee may neither participate nor vote at or participate in the Shareholders’ Meeting but will still receive dividends and other rights with financial value. Shares may only be pledged to the bank that administers the book entries of such shares for the account of the pledging shareholder.

Nominee Registrations

Any buyer of shares will be entered into the company’s share register if the shareholder discloses the name, nationality or, in the case of a legal entity, the registered headquarter, and address, and, at the same time, declares to have acquired the shares in his own name and for his own account. According to the company’s Articles of Association shareholders may request to enter Nominees in the Share Register. Shareholders may exercise their voting rights by having the nominee vote on their behalf. However, a nominee holding more than 3% of the share capital can only be registered in the Share Register with voting rights if such a nominee discloses to the company the identity and beneficial holdings of persons for whose account it holds 0.5% or more of the share capital.

Convertible Bonds and Options

Centerpulse Ltd has not issued any convertible bonds. For information on employee options, please refer to pages 45 and 46.

Board of Directors

Members of the Board of Directors

Name	Age	Function	Elected in	Elected until

Dr. Max Link	62	Chairman & CEO	1997	2003
Dr. Johannes Randegger	62	Lead Director	2002	2005
Dr. Rolf Watter	44	Vice Chairman	2002	2004
René Braginsky	53	Member	2002	2005
Dr. Steffen Gay	54	Member	2001	2004
Larry L.Mathis	59	Member	1997	2003

The concise résumé of each Member of the Board reads as follows:

Dr. Max Link

Max Link has been a member of the Board of Directors of the Company since 1997 and Chairman of the Board since 2001. As of July 16, 2002, he also acts as Chief Executive Officer of the Company, a function he had already performed in the spring of 2001. He has considerable international experience in the medical device and drug industry. Dr. Link is also chairman of Celsion Corporation, Noxxon Pharma AG, Cytrx Corporation and Cell Therapeutics Inc. and a director of Columbia Laboratories Inc., Procyon Biopharma Inc., Discovery Laboratories Inc., Access Pharmaceuticals Inc., Human Genome Sciences Inc., Protein Design Labs Inc. and Alexion Pharmaceuticals Inc. He has served as a member of the boards of a number of pharmaceutical and biotech companies since 1994. Previously he was CEO of Corange Ltd., the holding company of Boehringer Mannheim (1993–1994), following a more than 20-year career at Sandoz, where he was Chairman (1992–1993) and CEO of Sandoz Pharma (1987–1992), as well as CEO of all Sandoz operations in the United States (1981–1987) and CFO of these operations (1977–1981). Dr. Link obtained a doctoral degree in economics from the University of St.Gallen.

Max Link is a Swiss citizen and has been the Chief Executive Officer of Centerpulse Ltd since July 2002.

Dr. Johannes Randegger

Johannes Randegger has been Head of Swiss Site Coordination and Public Affairs at Novartis International AG since 2001. He has held various management positions in the chemical industry, including: Head of Novartis Services Switzerland (1999–2001), Head of Novartis’ Basel Works, Switzerland (1996–1999), Works Manager of Ciba-Geigy’s Basel Works (1988–1996) and Works Manager at the Clayton Aniline Company in Manchester, U.K. (1986–1988). Dr. Randegger has been an elected member of the Swiss National Chamber (Nationalrat) for the Canton of Basel-Stadt since 1995. He graduated from the University of Basel with a doctorate in chemistry.

Johannes Randegger is a Swiss citizen and has not been performing any executive function within Centerpulse so far. In August 2002, he was appointed Lead Director of Centerpuse. Outside of that, Randegger maintains no important business connection with Centerpulse.

Prof. Dr. Rolf Watter

Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994. He also serves as a professor at the Law School of the University of Zurich. Rolf Watter is a member of the boards of directors of the Swiss companies Zurich Financial Services (and its subsidiary, Zurich Insurance Company), Syngenta AG, Forbo Holding AG (and its subsidiary, Forbo Finanz AG), Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. Prof. Dr.

Watter graduated from the University of Zurich with a doctorate in law and holds an LL.M. degree from Georgetown University; he is admitted to the bar of Zurich.

Rolf Watter is a Swiss citizen and has not been performing any executive function within Centerpulse so far. While he maintains no important business connections with Centerpulse, he is a partner in the law firm Bär & Karrer which advises Centerpulse in legal matters.

René Braginsky

René Braginsky is the Chief Executive Officer and delegate of the Board of Directors of InCentive Capital AG, which is the Company’s largest shareholder. He was Director of the Institutional Investors division of Bank Sal. Oppenheim jr. & Cie (Schweiz) AG between 1980 and 1999. Before that, he worked for three years at Bank Vontobel. In 1969, he started his financial career in the brokerage department of Union Bank of Switzerland, where he spent seven years and worked in Paris (France), London (U.K.), New York and Houston. Mr. Braginsky co-founded InCentive Investment AG in 1985. (See also page 34.)

René Braginsky is a Swiss citizen and has not been performing any executive function within Centerpulse so far. He is Chief Executive Officer and co-owner of InCentive Capital AG, which through its wholly-owned subsidiary InCentive Investment (Jersey) Ltd holds more than 5% of the share capital of Centerpulse Ltd and is therefore considered to be a “Significant Shareholder”. Outside of that, Braginsky maintains no important business connection with Centerpulse.

Larry L. Mathis

Larry L. Mathis served as Chief Executive Officer of The Methodist Health Care System in Houston, Texas from 1983 until 1997. He held many leadership positions in organizations responsible for directing the future of US healthcare delivery, including Chairman of the American Hospital Association, Chairman of the National Task Force of Health Care Technology Assessment, and Chairman of the American College of Healthcare Executives. Mr. Mathis was a decorated paratrooper in the Vietnam war. He holds a Master Degree in Health Administration from the University of Washington.

Larry L. Mathis is a US citizen and has not been performing any executive function within Center-pulse so far. He maintains no important business connection with Centerpulse.

Prof. Dr. Steffen Gay

Steffen Gay, MD, has been a professor at the Center of Experimental Rheumatology at the University Hospital in Zurich since 1996 and Director of the WHO Collaborating Center for Molecular Biology and Novel Therapeutic Strategies for Rheumatic Diseases since 1997. Prof. Dr. Gay started his career as a physician and scientist at the Institute of Pathology at the University of Leipzig, Germany. He was a researcher in biochemistry at the Max Planck Institute in Munich, Germany and spent more than 20 years doing medical and dental research and teaching at the University of Alabama at Birmingham in the United States.

Steffen Gay is a German citizen and has not been performing any executive function within Centerpulse so far. While Steffen Gay intermittently advises Centerpulse in biotechnology matters, he maintains no important business connection with Centerpuse.

Cross-Involvement

There are no interdependent memberships in the Boards of Directors of Centerpulse and any other company.

Elections and Terms of Office

The Board of Directors consists of at least four members. Directors are appointed and removed exclusively by the shareholders’ resolution. Each director is elected for a term of up to three years. Approximately one third of all members are up for election or re-election each year.

Internal Organizational Structure

In 2002, the Board of Directors met for seven meetings, passing a total of 31 resolutions. In addition, the Board passed seven resolutions on the occasion of three conference calls, and 14 circular resolutions. Board meetings are also attended by members of the Executive Committee and, if their expertise is required by a specific item on the agenda, external consultants.

The Board of Directors has set up the following committees:

Corporate Governance Committee

Chairman of the Committee: Rolf Watter; Members of the Committee: René Braginsky, Johannes Randegger and Max Link; Secretary: Christian Stambach. The Committee’s main duties include to measure and ensure Centerpulse’s corporate governance and compliance system against best practice recommendations as well as to supervise the delegation of authority.

Finance & Audit Committee

Chairman of the Committee: René Braginsky; Members of the Committee: Rolf Watter, Johannes Randegger and Max Link; Secretary: Urs Kamber. This Committee is primarily entrusted to review Centerpulse’s quarterly, semi-annual and annual reports (including the pertinent press releases), and to independently select, evaluate, monitor and communicate with external auditors. Moreover, the Committee is responsible to communicate and to monitor internal audits as well as coordinating the activities of internal and external auditors, to review Centerpulse’s investment policy, to analyze ratings, and to check the adequacy and effectiveness of financial control mechanisms.

Management Development & Compensation Committee

Chairman of the Committee: Larry L.Mathis; Members of the Committee: Johannes Randegger and Max Link; Secretary: Matthias Moelleney. The Committee’s main duty consists of determining the compensation of the Chairman of the Board, the Chief Executive Officer, Members of the Board, Board Committee Members, Executive Committee Members, and employees reporting to the Executive Committee.

Science, Technology & Ethics Committee

Chairman of the Committee: Steffen Gay; Members of the Committee: Johannes Randegger, Max Link and Beatrice Tschanz; Secretary: Thomas Zehnder. This Committee is primarily entrusted with developing new strategies in order to enhance the market position of Centerpulse, and with monitoring research and development activities of Centerpulse.

Production, Logistics & IT Committee

Chairman of the Committee: Johannes Randegger; Members of the Committee: Steffen Gay and Max Link; Secretary: Urs Kamber. The Committee’s main duties include supervising the resource management and monitoring Centerpulse’s sales and marketing activities.

Nominating Committee

Chairman of the Committee: Rolf Watter; Members of the Committee: Larry L.Mathis, Johannes Randegger and Max Link; Secretary: Christian Stambach. The Committee is responsible for nominating candidates for vacant positions on the Board of Directors and the Executive Committee.

For an overview of the Committees, please refer to the following table:

Name	Finance & Audit	Corporate Governance	Management Development & Compensation	Science, Technology & Ethics	Product, Logistics & IT	Nominating

Dr. Max Link	x	x	x	x	x	x
Dr. Johannes Randegger	x	x	x	x	Chairman	x
Dr. Rolf Watter	x	Chairman				Chairman
René Braginsky	Chairman	x
Dr. Steffen Gay				Chairman	x
Larry L.Mathis			Chairman			x

Definition of Areas of Responsibility

To fulfill the requirements of modern corporate governance, Centerpulse has appointed a Lead Director. His duty is to identify and prevent potential conflicts of interests that might arise out of the dual function resumed by Max Link serving as both Chairman of the Board and CEO.

As provided within the scope of the law, management authorities have been delegated to the Executive Committee. However, the Board of Directors has reserved the right of approval for certain expenditures.

Information and Control Instruments vis-à-vis the Executive Committee

The Executive Committee is above all supervised by monthly reporting, as well as by the Finance & Audit Committee and Internal Audit.

Executive Committee

Management Philosophy

Centerpulse delegates entrepreneurial responsibility to the lowest possible level. Centerpulse’s management organization is based on decentralized authorities and rapid, close-to-market decision-making channels. Encouraging personal initiative on all corporate levels, this structure ensures maximum customer satisfaction. Divisions are responsible for all of their business activities worldwide, including development, manufacturing and distribution.

The Science, Technology & Ethics Committee coordinates the group-wide research and development activities.

Code of Ethics

Centerpulse has established a groupwide Code of Ethics which fulfills not only the requirements of the Swiss Code of Best Practice as already applied by Centerpulse today, but also the terms of the Sarbanes-Oxley Act that will not become compulsory for non-US companies until 2003. The Centerpulse Code of Ethics stipulates the principles of a responsible conduct of business as determined by the compliance with both high ethical standards and all applicable legal and statutory regulations.

The Centerpulse Code of Ethics will be approved and implemented by the Board of Directors in the 1st quarter of 2003.

Members of the Executive Committee

Name	Age	Nationality	Function	Since

Dr. Max Link	62	Swiss	Chief Executive Officer	2002
Urs Kamber	50	Swiss	Chief Financial Officer	2001
Richard Fritschi	42	Swiss	President Orthopedics Europe/Rest of World	2002
David K. Floyd	42	USA	President Orthopedics USA	2002
Mike McCormick	41	USA	President Spine-Tech USA	2002
Steven E. Hanson	48	USA	President Dental Division	2002
Dr. Thomas Zehnder	35	Swiss	President Spine-Tech Europe/Rest of World	2001
Christian Stambach	32	Swiss	CRO & CLC, General Secretary	2003
Matthias Moelleney	43	German	Group Vice President Human Resources	2002
Beatrice Tschanz	58	Swiss	Group Vice President Communications	2001

Dr. Max Link, a Swiss citizen, has been Chief Executive Officer of Centerpulse Ltd since 2002 and its Chairman of the Board since 2001. For résumé details, please refer to page 38.

Urs Kamber, a Swiss citizen has been Chief Financial Officer of Centerpulse since September 2001. From 1995 until the end of August 2001, he held the position of CFO with SPT Telecom, now Czech Telecom, in Prague. In 1994, Mr. Kamber was hired by Swiss PTT as a project manager for Swiss Telecom, in connection with the Czech Telecom privatization project. Prior to that, he was President of Ascom Holding USA from 1989 to 1993, where he was in charge of refinancing and restructuring the Ascom subsidiaries in the United States, including pay phone and other telecommunication operations.

Richard Fritschi, a Swiss citizen, has been President of Centerpulse’s orthopedics operations in Europe, Asia and Latin America since 2001, and a member of the Executive Committee since 2002. Mr. Fritschi joined Allo Pro AG in 1991 as Controller and was promoted to CFO in 1992. Prior to that, he worked for three years as Head of Finance at Isolag Montage AG. In 1985, after studying business in Zurich, he joined Mangold Energy as Controller and spent two years in Paris. In 1999, he participated in an Advanced Management Program at Harvard Business School.

David K. Floyd, a US citizen, has been President of Centerpulse’s orthopedics operations in the United States since 2001, and a member of the Executive Committee since 2002. From December 2000 until 2001, Mr. Floyd worked for Sulzer Orthopedics Inc. as Vice President to help manage the effects of the implant litigation and lead the sales organization. Prior to that, he was Vice President and Head of Sales at Orthologic, where he was an instrumental part of the management team responsible for that company’s turnaround and return to profitability. Before that, Mr. Floyd was employed at Sulzer Orthopedics Inc. from 1994 to 1998, where he held a variety of sales and marketing positions. He holds a Bachelor Degree from Grace College and attended the Graduate School of Business at Ball State.

Steven Hanson, a US citizen, has been with Centerpulse for 25 years, serving as President of the Dental Division since 1992 and as a member of the Executive Committee since 2002. Mr. Hanson held various management positions including Vice President International at Sulzer Intermedics (1987–1992), Director International at Sulzer Intermedics (1982–1987) and Vice President Sales & Marketing at American Pacemaker Corporation (1977–1982), which was subsequently acquired by Sulzer Intermedics. He obtained a B.A. degree in geology from Skidmore College and an M.B.A. degree from Boston College.

Mike McCormick, US citizen, was appointed to the position of President of the Spine-Tech Division’s operations in the United States and to the Executive Committee in August 2002. He joined Centerpulse’s Spine-Tech Division in 2000, as Vice President Sales, and later became Executive Vice President an General Manager of that division. Prior to joining Centerpulse, he held various management positions with Boston Scientific/Scimed (1990–2000), including Director of Sales and with Baxter Healthcare (1986–1990). He holds a Bachelor’s Degree in Business Administration from the University of Texas in Austin.

Dr. Thomas Zehnder, a Swiss citizen, was Group Vice President (GVP) of Business and Technology Development since 2001 and had been Global Coordinator for Spine-Tech & Biologics since August 2002 before he was appointed President of Centerpulse Spine-Tech Europe/Rest of the World in February 2003. Between 2001 and July 2002, he also served as President of Centerpulse’s Biologics Division until it was disbanded and absorbed by other Group Divisions. Prior to joining Centerpulse, Dr. Zehnder held various management positions in the healthcare industry in the area of strategic business development and marketing, including Director Process Development and Reengineering and Director Clinical Project Management at Covance Central Laboratory Services (1999–2001), Consultant and Project Manager at HPC Healthcare & Pharma Consulting AG (1999) and International Product Manager at Stratec Medical AG (1997–1999). He holds a Degree in Industrial Engineering from the Federal Institute of Technology (ETH) Zurich and a Doctoral Degree in Business Administration from the University of St. Gallen.

Christian Stambach, a Swiss citizen, was recruited by Centerpulse in May 2002. After initially heading the Legal & Compliance International department of Centerpulse Ltd in Zurich, he was appointed Chief Risk Officer and Chief Legal Counsel in January 2003. In addition, he performs the function of General Secretary for Centerpulse Ltd. Before joining Centerpulse Ltd, Christian Stambach worked as an attorney for the law firm of Bär & Karrer in Zurich (2000/2002) and for DJ Freeman in London (2001). He studied law both in the US and Switzerland, graduating from the University of St. Gallen (Switzerland). Christian Stambach is admitted to the bar in Zurich.

Beatrice Tschanz, a Swiss citizen, has been Group Vice President of Corporate Communications of Centerpulse since August 2001. Prior to joining Centerpulse, Mrs. Tschanz held various management positions in the area of Corporate Communications, including Head of Corporate Communications at SAir Group (1997–2001), Head of Corporate Communications at Jelmoli AG (1991–1997) and Head of Communications at Ringier AG (1987–1991). She studied languages and history at the University of Oxford, the Sorbonne and the University of Barcelona.

Matthias Moelleney, a German citizen, has been Group Vice President of Human Resources of Centerpulse since May 2002. From 1998 to 2002, Mr. Moelleney worked for SAir Group as head of Human Resources for Swissair, where he was named to SAir Group Executive Management in 2001. Prior to that, he held various positions at Lufthansa. After completing his training as a commercial air transport officer, he moved into human resources in 1983, where he had a broad range of responsibilities. His final position with Lufthansa was Human Resources Manager for Marketing and Sales and Human Resources Delegate for the Star Alliance.

Management Contracts

The Board of Directors and the Executive Committee conduct business directly and have not delegated any management tasks to companies outside the corporation.

Compensations, Shareholdings, and Loans

Content and Method of Determining Compensations and Shareholding Programs

Designed to attract and commit highly qualified executives to Centerpulse, the company’s compensation and incentive system offers compensation packages that are both market and performance oriented.  All changes of the system must be approved by the Board of Directors.

Centerpulse’s compensation system is based on the pay-for-performance principle and consists of four components:

Executive Salary System

Provides a base salary which is competitive in the local market compared to salaries paid by peer corporate groups. The base salary is determined based on the authority of the employee’s position within Centerpulse and his experience and skills.

Annual Incentive Program

Rewards the achievement of annual performance goals. The achievement is measured against the financial goals set in the budget as well as personal objectives, which may or may not be financial.

Stock Option Program

Rewards the personal commitment of executives and their contribution to the long-term advancement of the company. Furthermore, the Stock Option Program serves to align the interests of executives and shareholders.

Fringe Benefits

Complementary programs to protect executives against certain risks (health insurance, pension scheme, invalidity benefits, etc.) on the one hand and to ensure competitive conditions of employment on the other hand.

Compensations for Acting Members of Governing Bodies

In 2002, aggregate compensations for Members of the Board and Members of the Executive Committee (including Committee Members who left Centerpulse during the year under review) amounted to a total of CHF 15.7 million.

Aggregate compensations paid to the Chairman of the Board and CEO and to the other Members of the Executive Committee (including Committee Members who left Centerpulse during the year under review) amounted to a total of about CHF 14.8 million. Aggregate compensations to non-executive Members of the Board totaled about CHF 0.9 million.

Severance payments to Executive Committee Members who left Centerpulse during 2002 amounted to about CHF 4.3 million.

Compensations for Former Members of Governing Bodies

In 2002, there were no compensations paid to Members of Governing Bodies who left Centerpulse before December 31, 2001.

Share Allotment

There was a total of 2,491 shares allotted to the Chairman of the Board and CEO and the Executive Committee of Centerpulse in 2002. There was a total of 1,266 shares allotted to non-executive Members of the Board.

Share Ownership

As listed in the Share Register of Centerpulse Ltd, the Chairman of the Board and CEO and the other Members of the Executive Committee held a total of 4,066 registered shares, while the non-executive Members of the Board held a total of 8,224 registered shares as of December 31, 2002. Considering the above-mentioned business relation to René Braginsky and consequently being considered a legal person closely linked to a Member of the Board, InCentive Capital AG held a total of 1,561,077 registered shares as of December 31, 2002.

Options

As listed in the Share Register of Centerpulse Ltd as of December 31, 2002, the Chairman of the Board and CEO and the other Members of the Executive Committee held a total of 125,202 options resulting from 3-to-5 allotments and featuring weighted average exercise prices of between CHF 145 and CHF 365 or between USD 8.35 and USD 24.28 respectively, and a duration of 10 to 10.5 years. The non-executive Members of the Board held a total of 2,393 options resulting from 1-to-5 allotments and featuring weighted average exercise prices of CHF 180 or between USD 12 and USD 21.99 respectively, and a duration of 10 years. (See note 30 in the Financial Report.)

Additional Fees and Remunerations

No Member of the Board or the Executive Committee, nor any person closely linked to any of them received any fee or remuneration for additional services rendered to Centerpulse or any of its subsidiaries equaling or surpassing half of his ordinary compensation. There are, however, two exceptions regarding Members of the Board. After Rolf Watter had been appointed to the Board of Directors, the law firm of Bär & Karrer, where he is one of 25 partners, in 2002 billed Centerpulse with a total of CHF 1,873,163 in consulting and legal fees which partly covered activities prior to his appointment. Steffen Gay received a remuneration surpassing his ordinary Board Member compensation by roughly 25% for specialized consulting services rendered to Centerpulse in biotechnology matters.

Loans Granted by Governing Bodies

As of December 31, 2002, Centerpulse Ltd and its Group Companies had not granted any collaterals, loans, advances, or credits to Members of the Board, Members of the Executive Committee, or persons closely linked to them.

Under the Sarbanes-Oxley Act, Members of the Executive Committee and Members of the Board are unconditionally prohibited to draw loans from Centerpulse.

Highest Total Compensation

In 2002, the highest total compensation (including all employer’s contributions to pension plans, excluding employer’s contributions to the Swiss social security AHV) paid to an Executive Member of the Board was CHF 1.1 million, 27% of which were paid in shares.

Shareholders’ Participation Rights

Voting-Rights Restrictions and Representation

At Shareholders’ Meetings, a shareholder may be represented by his representative or authorized by proxy by a third party, a proxy appointed by Centerpulse Ltd (the so-called institutional representative), an independent proxy nominated by Centerpulse, or a depositary bank. Voting is conducted by open ballot, unless the Shareholders’ Meeting decides on a vote by secret ballot, or the Chairman of the Meeting orders a vote by secret ballot.

Convocation of Shareholders’ Meetings

Under Swiss law, an ordinary Shareholders’ Meeting must be held within six months after the end of the fiscal year of Centerpulse Ltd. Shareholders’ Meetings may be convened by the Board of Directors or, if necessary, by the independent auditor. Furthermore, the Board of Directors is required to convene an extraordinary Shareholders’ Meeting, if so resolved by a Shareholders’ Meeting, or if required by shareholders holding at least 10% of the share capital of Centerpulse Ltd. Shareholders holding shares at nominal value of at least CHF 1 million are entitled to demand that a certain item be added to the agenda of the next Shareholders’ Meeting. Such a motion must be filed in due course before that particular Meeting. Shareholders’ Meetings are convened by way of a notice in the Swiss Official Gazette of Commerce, which must be published 20 days before the date of the Meeting at the latest. Moreover, registered shareholders may be notified of the convocation of a Shareholders’ Meeting in writing.

Except for quorums prescribed by law, there are no provisions in the Articles of Association stipulating any kind of quorum for Shareholders’ Meetings. In general, resolutions require the simple majority of all votes represented at a Shareholders’ Meeting to be passed, with abstentions having no effect on the outcome. Resolutions requiring a simple majority to be passed by the Shareholders’ Meeting include amendments to the Articles of Association, the election of Members of the Board and the statutory auditors, approval of the Annual Report and the annual consolidated statement, determination of the annual dividend, discharging the Board of Directors and the Executive Committee of their liability for matters disclosed on occasion of the Shareholders’ Meeting, and ordering an independent special audit of specific matters disclosed on occasion of the Shareholders’ Meeting.

Resolutions requiring a qualified majority of at least two thirds of the shares and the absolute majority of the nominal values represented at a Shareholders’ Meeting to be passed by the Shareholders’ Meeting concern: (i) an alteration of the purpose of the Company; (ii) the creation of shares with increased voting powers; (iii) the implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (iv) the authorized or conditional increase of the share capital; (v) the increase of the share capital out of equity, against contribution in kind, or for the purpose of an acquisition of assets and the granting of special benefits; (vi) the restriction or suspension of pre-emptive rights; (vii) the change of the registered office of the Company; (viii) the dissolution of the Company without liquidation. Furthermore, the introduction or the annulment of any additional provision of the Articles of Association requiring a qualified majority of votes must be resolved in compliance with the voting requirements stipulated for such a qualified majority.

The deadline for shareholders to be registered in the Share Register, the relevant condition to be allowed to participate in a Shareholders’ Meeting, is generally set between seven and fifteen days prior to the scheduled date of that Meeting.

Changes of Control and Defense Measures

Duty to Make an Offer

Under the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA), shareholders or groups of shareholders acting jointly and acquiring more than 33 1/3% of the voting rights of a listed Swiss corporation must make a tender offer to the remaining shareholders. This mandatory duty to make an offer may be waived under certain circumstances, particularly if another shareholder holds a higher percentage of voting rights than the new acquisitor. The Swiss Takeover Board or the Swiss Federal Banking Commission may potentially grant an exemption from this mandatory duty to make an offer. If such an exemption is not granted, the mandatory tender offer must be made in compliance with the corresponding provisions stipulated by SESTA and the implementing orders enacted thereunder.

Clauses on Changes of Control

As part of their employment contract, all Members of the Executive Committee as well as additional management members have signed a Change of Control Agreement. In case of termination due to change of control, this Agreement entitles them to severance payments corresponding to 6-30 monthly salaries.

Auditors

The annual consolidated financial statement of Centerpulse as of December 31, 2002 and the corporate statements of Centerpulse Ltd have been audited by PricewaterhouseCoopers since 1997. The head auditor for Centerpulse’s auditing mandate took up office in 2001. The Auditors are appointed for the duration of one year.

In the 2002 fiscal year, fees for the above-mentioned general audits totaled CHF 1.5 million. In addition to that, PricewaterhouseCoopers provided Centerpulse with accounting, prospectus review and additional auditing services which were billed at approximately CHF 2.5 million. Centerpulse was further charged for operational and tax consulting, which totaled approximately CHF 3.3 million.

The Finance & Audit Committee not only assesses the quality of service and the remuneration of the external Auditors, but also ascertains their independence. Moreover, the Committee evaluates the compatibility of auditing and consulting mandates.

Information Policy

For the benefit of both the financial markets and the general public, Centerpulse pursues an open information policy. The Centerpulse’s transparent reporting surpasses legal requirements.

Centerpulse keeps its shareholders informed about the course of business on a quarterly basis. While each registered shareholder will receive a quarterly report after the close of the 1st, 2nd and 3rd quarter, the Annual Report of Centerpulse Ltd, which is published after the close of the 4th quarter, may be ordered using the reply coupon attached to the invitation to the Shareholders’ Meeting.

In each case, results are published before the market opens by way of the media and a posting on the company’s website (www.centerpulse.com).

Media and analysts’ conferences take place at least once a year. Phone conferences for analysts and investors take place at least once every quarter.

On www.centerpulse.com, the company offers access to its current share price, annual reports, quarterly reports, media releases and presentations of investors’ and analysts’ conferences. The website also presents a financial calendar listing all relevant dates for investors.

2003 Financial Calendar

Publication of Annual Results	March 21
Shareholders’ Meeting	April 30
Publication of 1st Quarter Results	May 9
Publication of 2nd Quarter Results	August 15
Publication of 3rd Quarter Results	November 7

Contact Address:

Centerpulse Management Ltd, Investor Relations,
Andreasstrasse 15, CH-8050 Zurich (Switzerland);
phone +41-1-306 9825, fax: +41-1-306 9831;
e-mail: investor-relations@centerpulse.com;
www.centerpulse.com “Investors”

Financial Disclosure Policy

Centerpulse’s general information policy in financial matters provides that Centerpulse will not publish explicit earnings forecasts. Nevertheless, Centerpulse still aims to disclose wherever possible detailed information about the current course of business in order to assist analysts and investors in developing their forecasts and to enable them to comprehensively assess Centerpulse and its business prospects.  The Board of Directors has issued guidelines to make sure that investors will be informed in a timely and appropriate fashion. Centerpulse strives for timely and appropriate information in compliance with all legal and statutory requirements. In good and in bad times, Center-pulse intends to supply financial markets with continuous, accurate and complete information, and to give investors straightforward access to such information. Making a particular point of strengthening public confidence in its disclosure policy, Centerpulse attempts to enhance communication of its business activities and to raise and maintain realistic expectations among investors. The implementation of and compliance with this policy is ensured by the Disclosure Committee, which is responsible for applying disclosure procedures throughout Centerpulse.

Insider Dealing Policy

In order to prevent insiders from benefiting from confidential information, the Board of Directors issues guidelines on how to maintain secrecy so as to deter both corporate insiders and external consultants from making use of confidential information.

These guidelines include the establishment of periods of non-negotiability which are valid for all Members of the Board and all employees who gain access to non-public, price-relevant information.

Financial Report

In the reporting period, Centerpulse increased sales of continuing operations by 7% to CHF 1241 million. In local currencies, the growth was 14%. All of the company’s business Divisions, Orthopedics, Spine-Tech and Dental, posted underlying double-digit growth rates. In addition to the financing of the company’s obligations to the Settlement Trust and the divestment of the cardiovascular businesses, Centerpulse also focused on improving operating efficiency and enhancing working capital management in 2002. EBITDA before exceptional operating items of continuing operations grew by 44% to CHF 293 million.

Investor Information  | Consolidated Financial Statements  | Financial Statements of Centerpulse Ltd

Selected Financial Data (unaudited)

Income Statement Data and Profitability Ratios

(in millions CHF, except share data)	2002	2001	2000	1999	1998

Net sales	1,470	1,418	1,347	1,182	1,100
Continuing operations	1,241	1,158	1,097	972	877
Discontinuing operations	229	260	250	210	223
EBITDA(1)	341	238	348	290	286
Continuing operations	293	204	275	222	199
Discontinuing operations	48	34	73	68	87
Net income/loss	337	-1,193	190	483	143

EBITDA(1) as percentage of net sales	23.2%	16.8%	25.8%	24.5%	26.0%
Continuing operations	23.6%	17.6%	25.1%	22.8%	22.7%
Discontinuing operations	21.0%	13.1%	29.2%	32.4%	39.0%
Net Income as percentage of net sales	22.9%	-84.1%	14.1%	40.9%	13.0%

Per registered share/
per American Depositary Share (ADS)
Basic earnings/loss per share	33.10	-119.62	19.01	48.37	14.32
Basic earnings/loss per ADS	3.31	-11.96	1.90	4.84	1.43
Diluted earnings/loss per share(2)	32.82	-119.62	18.98	48.37	14.32
Diluted earnings/loss per ADS(2)	3.28	-11.96	1.90	4.84	1.43

(1) EBITDA = Earnings before interest, tax, depreciation, goodwill amortization and exceptional operating items

(2) According to IAS 33 and due to the net loss in 2001 the diluted income corresponds to the basic income

Balance Sheet Data

(in millions CHF)	2002	2001	2000	1999	1998

Cash and cash equivalents	199	156	633	546	139
Current borrowings	70	75	86	105	480
Non-current borrowings	487	20	19	31	288
Shareholders’ equity	1,270	784	1,993	1,839	1,220
Total assets	2,338	2,871	2,525	2,396	2,249
Equity as percentage of total assets	54%	27%	79%	77%	54%

Other Data

Number of employees at yearend	3,407	3,894	3,397	3,174	3,243
Continuing operations	2,813	2,859	2,470	2,288	2,397
Discontinuing operations	594	1,035	927	886	846

Sales

(in millions CHF)	Europe	North America	Rest of World	Total

Centerpulse Reported Group Sales
2001	637	632	149	1,418
2002	670	638	162	1,470
Growth rate in%
Nominal	5	1	9	4
In local currencies	9	10	18	10

Sales Centerpulse Continuing Operations(1)
2001	549	506	103	1,158
2002	591	530	120	1,241
Growth rate in %
Nominal	7	5	17	7
In local currencies	11	14	28	14

Sales Orthopedics Division
2001	506	267	82	855
2002	542	289	92	923
Growth rate in %
Nominal	7	8	13	8
In local currencies	11	17	22	14

Sales Spine-Tech Division
2001	17	153	5	175
2002	20	153	6	179
Growth rate in %
Nominal	15	0	14	2
In local currencies	18	8	35	10

Sales Dental Division
2001	26	78	16	120
2002	29	80	22	131
Growth rate in %
Nominal	9	3	39	9
In local currencies	14	12	54	18

(1)  Included in Centerpulse Continuing Operations “North America” sales 2001 and 2002 are CHF 7.8 million sales to ATS Medical, Inc., previously reported in Cardiovascular Division.

Quarterly Data (unaudited)

Three months ended 2002

(in millions CHF, except share data)	Dec. 31	Sept. 30	June 30	March 31

Net sales	372	332	380	386
EBITDA(1)	96	65	88	92
Net income/loss	219	23	51	44
Per registered share/per American Depositary Share (ADS)
Basic earnings/loss per share	21.29	(2) 2.28	5.14	4.39
Basic earnings/loss per ADS	2.12	(2) 0.23	0.51	0.44

(1)EBITDA = Earnings before interest, tax, depreciation, goodwill amortization and exceptional operating items

(2) In the 4th quarter the calculation includes Dilutives Securities according IAS 33 which were excluded in the first three quarters

Stock Market Information

Below are the Swiss and New York Stock Exchange high, low and closing prices of Centerpulse’s shares (CHF) and ADS (USD) for each quarter of 2002 and 2001. Ten ADS represent one share.

Stock Prices (Capital increase adjusted)

		Fourth Quarter		Third Quarter		Second Quarter		First Quarter
		CHF	USD(1)	CHF	USD(1)	CHF	USD(1)	CHF	USD(1)

2002	High	259	17.90	237	16.60	243	16.70	152	9.89
	Low	164	11.90	153	11.05	131	9.16	66	4.35
	Close	241	17.30	211	14.59	236	16.55	147	9.15
2001	High	84	5.40	138	8.98	343	20.20	447	28.50
	Low	31	2.30	64	4.05	94	5.75	320	20.10
	Close	67	4.49	83	5.20	116	7.08	340	20.50

(1) ADS prices are not capital increase adjusted

Sales 4th quarter

(in millions CHF)	Europe	North America	Rest of World	Total

Centerpulse Reported Group Sales
4th quarter 2001	165	171	38	374
4th quarter 2002	173	160	39	372
Growth rate in %
Nominal	5	-7	3	0
In local currencies	7	5	14	7

Sales Centerpulse continuing operations(1)
4th quarter 2001	143	138	26	307
4th quarter 2002	157	141	31	329
Growth rate in %
Nominal	9	2	19	7
In local currencies	10	15	31	14

Sales Orthopedics Division
4th quarter 2001	131	69	21	221
4th quarter 2002	143	73	24	240
Growth rate in%
Nominal	9	7	17	9
In local currencies	10	21	26	15

Sales Spine-Tech Division
4th quarter 2001	4	38	1	43
4th quarter 2002	5	38	1	44
Growth rate in%
Nominal	25	-2	17	1
In local currencies	27	11	33	13

Sales Dental Division
4th quarter 2001	8	24	4	36
4th quarter 2002	9	22	6	37
Growth rate in%
Nominal	11	-6	33	2
In local currencies	12	7	52	14

(1)     Included in Centerpulse Continuing Operations “North America” sales 2001 and 2002 are CHF 7.8 million sales to ATS Medical, Inc., previously reported in Cardiovascular Division.

Financial Review (unaudited)

In this section of the annual report, we report facts and figures relating to Centerpulse’s performance.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal, and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

In June 2002 the group decided to divest its Cardio-vascular Division. The sale of the vascular grafts and peripheral stents businesses was completed in November 2002. The sale of the heart valves business was closed on January 21, 2003. The proceeds of the transactions were used to partly pay down the USD 635 million credit facility related to the financing of the hip and knee implant litigation.

Results of operations 2002 compared to 2001

Group net sales increased in 2002 by CHF 52 million, or 4%, to CHF 1470 million, from CHF 1418 million in 2001. In local currencies, net sales increased by 10%.

Net sales from continuing operations increased in 2002 by CHF 83 million, or 7%, to CHF 1241 million, from CHF 1158 million in 2001. In local currencies, net sales increased by 14%.

The largest contribution to the increase came from the Orthopedics Division which grew by CHF 68 million, or 8%, to CHF 923 million, from CHF 855 million in 2001. In local currencies, sales growth was 14%. All geographical regions recorded double-digit growth in local currencies. In North America the UniSpacerTM minimally invasive knee implant launched in early 2002, Durasul® highly crosslinked polyethylene components, ConvergeTM hip shells and the AlloclassicTM hip stem were the primary drivers of growth. In Europe the company’s primary markets of Germany, France and Switzerland contributed remarkable sales growth above or near double-digit rates in local currencies. The primary sales drivers in the European markets were the knee segment with the Natural-KneeTM II and the InnexTM, a European-designed knee system. In the hip area the CLSTM stem has shown significant growth as a result of the company’s “Originals” marketing campaign. In Japan Centerpulse’s increased focus has resulted in growth of 21% in local currency.

Net sales in the Spine-Tech Division increased by CHF 4 million, or 2%, to CHF 179 million, from CHF 175 million in 2001. In local currency sales growth was 10%. The growth in the US is primarily attributable to the sale of recently introduced new products in the cervical area, namely the TrinicaTM and the BAK/CTM cage offsetting a declining cage market trend. Furthermore, sales of the BPTM/ Lordotic cage for lumbar spine applications have contributed significant growth. In Europe, Dynesys®, the dynamic stabilization system, continued to be the main product and the primary growth driver.

          Product references: see page 121.

Net sales in the Dental Division increased by CHF 11 million, or 9%, to CHF 131 million, from CHF 120 million in 2001. In local currency sales growth was 18%. The Tapered Screw VentTM and the Tapered Swiss PlusTM were the primary sales drivers in 2002. In Europe, Germany and France have shown significant sales growth in local currencies while, in the Middle East, sales in Israel also advanced strongly.

Net sales from discontinuing operations decreased in 2002 by CHF 31 million, or 12%, to CHF 229 million, from CHF 260 million in 2001. Declining demand for mechanical heart valves, as well as the fact that the grafts and stents business lines were only consolidated in the Group up to the date of sale, were the main reasons for the declining sales.

Group gross profit increased in 2002 by CHF 112 million, or 13%, to CHF 990 million, from CHF 878 million in 2001. The increase in gross profit is a result of the increase in sales of CHF 52 million coupled with a decrease in cost of sales of CHF 60 million.

Gross profit from continuing operations increased in 2002 by CHF 112 million, or 15%, to CHF 839 million from CHF 727 million in 2001. The increase in gross profit is a result of the increase in sales of CHF 83 million and a decrease in cost of sales of CHF 29 million. The improvement in cost of sales is a result of non-recurring items charged to cost of sales in 2001, lower obsolescence expense as a consequence of the inventory reduction initiatives as well as manufacturing efficiency improvements which in total more than offset a substantial increase in product liability insurance expense.

Gross profit from discontinuing operations was CHF 151 million, unchanged from 2001, as a result of a decrease in sales of CHF 31 million offset by a decrease in cost of sales of CHF 31 million. The reduction in cost of sales is a consequence of non-recurring items charged to cost of sales in 2001.

The group’s gross margin increased from 61.9% in 2001 to 67.3% in 2002.

The gross margin of continuing operations increased from 62.7% in 2001 to 67.6% in 2002.

All divisions contributed positively to the development.

The gross margin of discontinuing operations increased from 58.1% in 2001 to 65.9% in 2002.

Earnings before interest, taxes, depreciation, goodwill amortization and exceptional operating items (EBITDA) for the group increased in 2002 by CHF 103 million, or 43%, to CHF 341 million, from CHF 238 million in 2001. EBITDA as percentage of sales increased from 16.8% in 2001 to 23.2% in 2002.

EBITDA from continuing operations increased in 2002 by CHF 89 million, or 44%, to CHF 293 million, from CHF 204 million in 2001. EBITDA as percentage of sales from continuing operations increased from 17.6% in 2001 to 23.6% in 2002. EBITDA growth was a result of an increase in gross profit, a reduction in research and development expenses as a result of the downsizing of the Bio-logics activities in Denver in 2001 as well as stable selling, general and administrative expenses reflecting positive results from overhead efficiency improvement programs.

EBITDA from discontinuing operations increased in 2002 by CHF 14 million, or 41%, to CHF 48 million from CHF 34 million in 2001. EBITDA as percentage of sales increased from 13.1% in 2001 to 21.0% in 2002. The increase in EBITDA was a result of lower research and development and selling, general and administrative expenses.

Included in operating income of CHF 405 million is the CHF 200 million gain on the sale of the grafts and stents businesses in November 2002.

Exceptional operating items of CHF 12 million included restructuring costs for production capacity adjustments in Carbomedics and to move the Baar operation to Winterthur, as well as exceptional legal expenses.

Management believes that there are no new standards as promulgated by the International Accounting Standards Board that would significantly impact its financial position or results of operations.  The Company does not intend to adopt certain standards earlier than necessary.

Results of operations in 2001, compared to 2000

Net sales of the Group for the year ended on December 31, 2001, totaled CHF 1.42 billion and were up 5% from the previous year. Excluding currency and acquisition impacts, year-on-year net sales increased in 2001 by 1%.

Net sales of the Orthopedics Division in 2001 increased 5% over the previous year, on a currency and acquisition adjusted basis by 1%. The strong currency adjusted growth rates in Europe for hip and knee implants (+8%) were offset by the declining market share in the US market (-9%) as a direct result of he recall of some of the Inter-Op™ acetabular shells and the withdrawal of tibial baseplates by Centerpulse Orthopedics Inc. in Austin, TX.

The Cardiovascular Prostheses Division grew by 7% in 2001. However, organic growth was -2%. The strong growth rates for tissue valves could not offset the declining sales volume for mechanical heart valves.

The overall gross margin fell from 68.8% in 2000 to 61.9% in 2001. This decrease relates to the impacts of the two acquisitions (including inventory step up and existing technology write-off), inventory allowances for discontinued products and increased product liability costs.

The key ratio, operating income before goodwill amortization and exceptional items, set in relation to sales, decreased to 7.0% in 2001, down from 20.0% in 2000. Acquisition effects (inventory step up and amortization of existing technology) amounted to 1.0%. In addition, the decision to restructure both divisions as well as the management companies, and the weak operating performance of our peripheral stent unit acquired in 2001, contributed to this development.

The exceptional operating items amount in total to CHF 1.674 million. Most of this amount relates to the provisions for the settlement of the recalled Inter-Op hip shells and withdrawn tibial baseplates (USD 873 million). In addition, various other impairment charges (goodwill in IntraTherapeutics Inc) and restructuring costs were recorded in connection with the review of operational activities as initiated by the new management, after the spin-off from the former major shareholder, Sulzer AG. These items include also write downs of minority holdings ReGen Inc, Orquest, @Outcome and Orthosoft. Non operating expenses of about CHF 21 million resulted largely from the spin-off from Sulzer AG and the defense expenditure needed toward off the unsuccessful hostile takeover attempt.

Liquidity and financial condition

Cash flow from operating activities amounted to CHF -1,109 million in 2002, CHF 93 million in 2001 and CHF 297 million in 2000. Cash flow from operating activities was impacted by the settlement and financing of the hip and knee implant litigation. Cash flow from operations excluding the impact of the hip and knee implant litigation amounted to CHF 133 million.

Cash flow from investing activities amounted to CHF 313 million in 2002, CHF -503 million in 2001 and CHF -153 million in 2000. Cash flow from investing activities included CHF 400 million proceeds from the sale of the grafts and stents businesses.

Cash flow from financing activities amounted to CHF 766 million in 2002, CHF -88 million in 2001 and CHF -53 million in 2000. Cash flow from financing activities included the net proceeds from the share capital increase of CHF 241 million as well as the USD 635 million senior credit facility raised to finance the hip and knee implant litigation settlement. The senior credit facility was partly paid down in November using proceeds from the sale of the grafts and stents businesses.

Dividends paid amounted to CHF 0 million in 2002, CHF 60 million in 2001 and CHF 50 million in 2000.

The working capital (net current assets) amounted to CHF 532 million at December 31, 2002 compared to CHF 435 million at December 31, 2001. The increase in working capital was primarily attributable to a strong reduction in current liabilities as a result of payments in relation to the hip and knee implant litigation.

The current ratio, the relation of current assets to current liabilities, increased from 1.77 to 2.36 in 2002, predominantly as a result of the reduction in current liabilities.

Centerpulse’s total capitalization of equity and interest-bearing long-term debt was CHF 1.76 billion in 2002, CHF 2.3 billion in 2001 and CHF 2.02 billion in 2000.

Centerpulse expects its cash from operations to be adequate to meet its obligations to make interest payments, to amortize outstanding short-term and long-term borrowings and to cover other anticipated operating cash needs including planned capital expenditures. Capital expenditures, excluding any acquisition, are expected to amount to approximately CHF 60 million in 2003.

Market risk

Based upon the net cash position at December 31, 2002, a rise in short-term interest rates by 1% would increase the Company’s annual net interest expense by CHF 3.6 million. To date, Centerpulse has not considered it necessary to hedge the interest rate exposure of its cash reserves; the Company had no interest rate derivatives outstanding at December 31, 2002. In January 2003, the Company entered into two Constant Maturity Swaps combined with interest rate caps to partially hedge its interest rate exposure under the syndicated loan. These were a USD 95 million Swap capped at 4% and a EUR 40 million Swap capped at 5%.

Legal and Insurance Matters

The Company’s subsidiaries design, manufacture and market highly sophisticated products that involve proprietary technology, technical know-how and intellectual property rights. The Company may own these rights outright, or operate under licenses from other parties. Patent infringement litigation and product liability litigation are common in the medical device industry.

Hip and Knee Implant Litigation

On December 5, 2000, Centerpulse Orthopedics Inc. (“COUS”, formerly Sulzer Orthopedics Inc.), a subsidiary of the Company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-OpTM  acetabular shells, a component of a hip implant manufactured and sold by COUS. The recall stemmed from an investigation of reports of early loosening of the shell from patients’ hip bones, followed by revision surgery. The investigation identified approximately 39,000 potentially problematic shells between July 1997 and December 2000. On May 17, 2001, COUS sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

Approximately 25,800 affected Inter-OpTM acetabular shells, 8,800 reprocessed Inter-OpTM shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, COUS and the Company faced legal challenges worldwide to resolve cases and claims in connection with the recall, with the main litigation procedures taking place in the United States and Canada.

Litigation in the United States

History of the Litigation

Following the December 5, 2000 recall of Inter-OpTM shells and the May 17, 2001 Special Notification regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the US against COUS, alleging defective design, marketing and manufacture of its Inter-OpTM shell and tibial base plate. Plaintiffs also alleged claims against COUS for breach of express and implied warranties associated with these devices.

Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-OpTM shell and the tibial base plate to the US District Court for the Northern District of Ohio (the “Court”). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, COUS defended the only recall-related lawsuit ever to go to trial in Nueces County, Texas. The jury in that lawsuit awarded three patients and their spouses a total of approximately USD 15 million. COUS subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

Also in August 2001, the Court conditionally certified a class of affected product recipients and preliminarily approved a Class Action Settlement Agreement that resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for COUS and attorneys representing patients in both federal and state courts. The Court granted preliminary approval of the modified Settlement Agreement on March 13, 2002 and final approval on May 8, 2002.

The Agreement established the Sulzer Settlement Trust (the “Trust”) for the purpose of providing benefits to members of the settlement class. Centerpulse agreed to contribute to the Trust a total of USD 425 million in cash and USD 300 million in the form of a convertible callable instrument within six months following the Court’s approval of the Agreement. In addition, Centerpulse and its insurer agreed to contribute an additional USD 218.5 million of its applicable insurance coverage, and Sulzer Ltd., the former parent of the Company, agreed to contribute USD 50 million and 480,349 shares of Centerpulse Ltd., resulting in a trust fund that exceeded USD 1 billion. On November 4, 2002, the Company funded the entirety of its USD 725 million obligation in cash.

The Trust is divided into five separate funds: the Medical Research and Monitoring Fund (USD 1.0 million); the Unrevised Affected Product Recipient Fund (USD 28 million), from which class members who have not undergone a revision surgery are entitled to receive USD 1000; the Affected Product Revision Surgery Fund (USD 622.5 million), from which class members who have undergone revision surgery are entitled to receive USD 160,000 for each affected product that has been revised; the Extraordinary Injury Fund (USD 100 million), from which a class member who has experienced any of several specified complications related to an affected product may apply for benefits; and the Professional Services Fund (USD 244 million), which includes two sub-funds: the Subrogation and Uninsured Expenses Sub-Fund (USD 60 million), from which third-party payors and uninsured patients may be reimbursed their expenses up to USD 15,000 per affected product revision surgery; and the Plaintiffs’ Counsel Sub-Fund (USD 184 million), from which contingent-fee attorneys representing class members are entitled to receive up to USD 46,000 per revision and from which members of the Plaintiffs’ Liaison Counsel are eligible to be compensated. The Claims Administrator for the Trust has been processing and paying valid claims for benefits from the Affected Product Revision Surgery Fund. Claims processing will continue throughout 2003 and 2004.

The Agreement specifies certain cut-off dates after which class members who undergo a revision surgery for an affected product are no longer eligible to receive benefits as a consequence of that revision surgery. These dates are June 5, 2003 for class members implanted with an affected Inter-Op™ shell; November 17, 2003 for class members implanted with an affected tibial base plate; and September 8, 2004 for class members implanted with a reprocessed Inter-Op™ shell. Patients whose reprocessed Inter-Op™ shell, a shell recovered in the voluntary recall and subjected to a newly validated cleaning and sterilization process prior to implantation, is revised prior to the cut-off date are entitled to class revision surgery benefits even though Centerpulse Orthopedics Inc. believes that the reprocessed Inter-Op™ shells are entirely safe and effective.

The Agreement provides for the possibility of further contributions from the Company to the Trust in certain limited situations. The Company agreed to fund 50% of the cost of providing benefits for each validated claim for revision surgery benefits in excess of 4,000. In addition, the company agreed to fund 100% of the cost of providing benefits for each validated claim for reprocessed Inter-Op™ shell revision surgery benefits in excess of 64. Finally, in the event that the USD 60 million Subrogation and Uninsured Expenses Sub-Fund is depleted, the Agreement provides that the Trust can apply to the Company for additional funding.

Centerpulse Orthopedics Inc. has entered into separate agreements with the Centers for Medicare and Medicaid Services (“Medicare”) and approximately 200 private insurers implementing a process for validating and paying claims for reimbursement of expenses from the Subrogation and Uninsured Expenses Sub-Fund. Pursuant to these agreements, Medicare and the private insurers receive a lump sum of no more than USD 15,000 for each patient for whom they are the primary payor.

In Canada, approximately 780 patients were implanted with a recalled Inter-Op™ shell. On May 7, 2002, Centerpulse Orthopedics Inc. agreed to a class action settlement in a lawsuit pending in Quebec Superior Court. The Quebec court granted preliminary approval of the class action settlement on December 20, 2002, and a hearing on final approval has been scheduled for March 28, 2003. The settlement calls for the company to pay USD 1000 to each class member who has not undergone a revision surgery, USD 75,000 to each class member who has undergone a single revision of an affected product, USD 100,000 to each class member who has undergone two revisions of an affected product, and USD 150,000 to each class member who has undergone three or more revisions of an affected product or who experienced any of several specified complications. Following final approval of the settlement, class members will have thirty days during which to opt out of the class if they so choose. Prior to preliminary approval of the class settlement, Centerpulse Orthopedics Inc. concluded individual settlements with 70 patients, representing what the company believes is the majority of Canadian patients whose recalled Inter-Op™ shell required revision surgery.

Outside the United States and Canada, approximately 140 affected product recipients in Australia, Austria, Belgium, France, Germany, Italy, Japan, Korea, Sweden and Switzerland had to undergo revision surgery. In some instances the patients who received affected hip or knee implants have brought claims against Centerpulse. Several of these claims have already been settled.

Other Matters

Centerpulse Orthopedics Inc., Centerpulse Ltd., and various other Centerpulse companies are defendants in a number of lawsuits in US state and federal courts brought by patients implanted with Inter-OpTM hip implants and tibial base plate knee implants that were not affected products and therefor are not covered by the Settlement Agreement. Many of the lawsuits were filed prior to the finalization of the Settlement Agreement, apparently under the mistaken belief that the patient was implanted with an affected product. Following the announcement of the Settlement Agreement, some patients discovered that their implant is not an affected product. The Company is aware of approximately 75 such lawsuits as of the current date, involving both patients who did and who did not undergo revision surgery. There maybe additional such lawsuits that have not as yet come to the attention of the Company, and additional such lawsuits may be filed in the future. The Company believes that the products at issue in these lawsuits are not defective and will defend vigorously against any attempt to pursue these claims.

Joint Medical Products Corporation, a division of Johnson & Johnson, filed a complaint on January 28, 1997, in the US District Court for the District of Connecticut against Centerpulse USA Inc. and Centerpulse Orthopedics Inc. The suit alleged infringement of a patent owned by Joint Medical relating to an acetabular cup and polymeric insert used in hip prostheses and sought treble damages, attorneys’ fees, and injunctive relief. In December 1997 (and as later amended in December 1999), the parties stipulated and the court ordered that the case be dismissed without prejudice and that the parties’ April 1995 agreement tolling the statute of limitations remain in effect pending the conclusion of a reissue proceeding in the US Patent and Trademark Office (“PTO”) involving the Joint Medical patent. (A “reissue” proceeding is an administrative proceeding in which a patent owner surrenders his patent to the PTO, alleging that a mistake was made during the original examination of the underlying patent application in the PTO, and requests that the PTO reissue a corrected patent. The PTO then initiates a new examination proceeding in light of the information received from the patent owner and others.) At this time, the Company does not know whether or when the PTO will reissue the Joint Medical patent or, since the patent claims may change during the reissue proceeding, what defenses may be available to the Company if the PTO does reissue the Joint Medical patent. If the PTO reissues the patent, the Company will defend itself vigorously against any allegations of infringement.

Dr. Gary Michelson initiated an arbitration proceeding against Spine-Tech in 2001 alleging breaches of a 1999 Settlement Agreement between the parties, including Spine-Tech’s alleged failure to pay royalties due on sales of fusion cages to Smith & Nephew long prior to the Company’s acquisition of Spine-Tech in 1998 and Spine-Tech’s alleged omission of an attribution notice from certain publications as required by the terms of the Settlement Agreement. The Settlement Agreement provides for a USD 50,000 penalty payable by Spine-Tech for each incident of omission, and Dr. Michelson has alleged approximately 2000 such incidents. The arbitration hearing is currently set for April 2003, and Spine-Tech intends to defend itself vigorously against Dr. Michelson’s allegations.

By letter dated March 21, 2001, Guidant Corporation (“Guidant”) made a demand for indemnification against Centerpulse USA Holding Co. (“Holding Co.”) under the terms of the 1998 Stock and Asset Purchase Agreement by which Holding Co. sold its electro physiology business to Guidant. In the demand, Guidant asserted that it issued a physician advisory with respect to three models of Micron defibrillators (approximately 2,000 devices) manufactured by Sulzer Intermedics Inc. (“Inter-medics”) and that, as a result thereof, the defibrillators are being replaced sooner than otherwise anticipated. Guidant made a demand against Holding Co. for the damages or losses allegedly suffered by Guidant or Intermedics. By letter dated March 13, 2002, Guidant asserted that the projected amount of its claim would be approximately USD 3.7 million, and made demand for payment of USD 2.1 million allegedly incurred as of that date. Holding Co. has responded by denying Guidant’s request for indemnification and by requesting additional information from Guidant with respect thereto. The Company is aware of one lawsuit brought by a Micron recipient, Gerald Lavey, alleging that he suffered and continues to suffer dam-ages and harm for which he seeks USD 1.5 million from Guidant and Intermedics. Guidant and Inter-medics, in turn, have made demand against Holding Co. for indemnification under the Stock and Asset Purchase Agreement for Lavey’s claim, and Holding Co. has denied that it is liable to indemnify Guidant and Intermedics. Because of the very early stage of these disputes, it is not possible to opine on their likely outcome.

Consolidated Income Statements

(in millions CHF)	Notes	2002	2001	2000

Net sales		1,470	1,418	1,347
Cost of sales		-480	-540	-420
Gross profit		990	878	927
Selling, general and administrative expense		-631	-648	-555
Research and development expense		-94	-130	-108
Other operating income	8	2	—	6
Operating income before goodwill amortization and exceptional items		267	100	270
Goodwill amortization		-50	-57	-39
Hip and knee implant litigation	9	—	-1,476	—
Exceptional operating items	10	-12	-198	-1
Gain on sale of discontinued operations	11	200	—	—
Operating income/loss		405	-1,631	230
Financial expense/income	12	-28	7	29
Other on-operating expense/income	12	-1	-21	—
Income/loss before taxes		376	-1,645	259
Taxes	13	-37	454	-67

Net income/net loss before minority interests		339	-1,191	192
Minority interests		-2	-2	-2
Net income/loss		337	-1,193	190

Per registered share/per American Depositary Share (ADS)
Basic earnings/loss per share	14	33.10	-119.62	19.01
Basic earnings/loss per ADS		3.31	-11.96	1.90
Diluted earnings/loss per share	14	32.82	-119.62	18.98
Diluted earnings/loss per ADS		3.28	-11.96	1.90

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

(in millions CHF)	Notes	2002	2001

Assets

Non-current assets
Intangible assets	15	604	930
Property, plant and equipment	16	200	236
Investments and other financial assets	17	70	65
Deferred income taxes	13	541	643
Total non-current assets		1,415	1,874

Current assets
Inventories	18	352	411
Trade accounts receivable	19	290	308
Other accounts receivable and prepaid expenses		82	122
Cash and cash equivalents		199	156
Total current assets		923	997

Total assets		2,338	2,871

Equity and Liabilities

Shareholders’ equity	21	1,270	784
Minority interests		8	7

Non-current liabilities
Non-current borrowings	22	487	20
Deferred income taxes		19	19
Non-current provisions	23	159	1,468
Other non-current liabilities		4	11
Total non-current liabilities		669	1,518

Current liabilities
Current borrowings	24	70	75
Current provisions	23	92	223
Trade accounts payable		64	70
Other current and accrued liabilities	25	165	194
Total current liabilities		391	562
Total liabilities		1,060	2,080

Total equity and liabilities		2,338	2,871

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders’ Equity

(in millions CHF, except share data)	Share capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Treasury stock	Total

January 1, 2000	300	766	683	95	-5	1,839
Dividends (CHF 5 per share)			-50			-50
Options exercised (note 30)		3				3
Increase in treasury stock					-2	-2
Net income			190			190
Currency translation adjustments				13		13
Comprehensive income(1)			190	13		203
December 31, 2000	300	769	823	108	-7	1,993

Adjustments for adopting IAS 39			12			12
Dividends (CHF 6 per share)			-60			-60
Options exercised (note 30)						—
Increase in treasury stock					-9	-9
Fair value reserve			-9			-9
Net income			-1,193			-1,193
Currency translation adjustments				50		50
Comprehensive income(1)			-1,193	50		-1,143
December 31, 2001	300	769	-427	158	-16	784

Capital increase	55	201				256
Cost of capital increase		-18				-18
Options exercised (note 30)	1	2				3
Increase in treasury stock					-1	-1
Fair value reserve						—
Net income			337			337
Currency translation adjustments				-91		-91
Comprehensive income(1)			337	-91		246
December 31, 2002	356	954	-90	67	-17	1,270

(1)  Comprehensive income includes changes in equity, other than those arising from investment by owners and distributions to owners. The comprehensive income was CHF 246, CHF - 1143 and CHF 203 million in 2002, 2001 and 2000 respectively.

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statements

(in millions CHF)	2002	2001	2000

Cash flow from operating activities
Net income/net loss	337	-1,193	190
Minority interests	2	2	2
Gain on sale of discontinued operations	-200	—	—
Depreciation and amortization	124	195	117
Change in provisions(1)	-1,282	1,492	-7
Change in net current assets & long-term receivables	-75	-40	-10
Exceptional write-down of goodwill	—	53	—
Other non-cash items, net	-15	-416	5
Total cash flow from operating activities	-1,109	93	297

Cash flow from investing activities
Purchase/sale of intangible assets	-2	-8	-6
Purchase/sale of tangible assets	-60	-71	-49
Acquisitions including minority investments	-14	-413	-80
Proceeds from divestitures	400	27	4
Purchase/sale of long-term financial assets	-11	-38	-22
Total cash flow from investing activities	313	-503	-153
Net cash flow before financing activities	-796	-410	144

Cash flow from financing activities
Proceeds from issuance of share capital	241	—	3
Change in treasury stock	-1	-9	-2
Increase in borrowings	1,010	7	—
Repayment of borrowings	-484	-26	-4
Dividends	—	-60	-50
Total cash flow (-used in) from financing activities	766	-88	-53
Net effect of currency translation on cash and cash equivalents	73	21	-4
Change in cash and cash equivalents	43	-477	87
Cash and cash equivalents at beginning of period	156	633	546
Cash and cash equivalents at end of period	199	156	633

Supplemental cash flow information:

Interest receipts	4	14	39
Interest payments	-12	-8	-8
Income tax payments	-44	-24	-55

(1)  Included in change in provisions in 2002 is the cashoutflow related to the hip and knee implant litigation of CHF 1242 million.

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1: General Information

On January 9, 1997, the Board of Directors of Sulzer Ltd, Winterthur, Switzerland (“Sulzer”) approved a plan to offer a minority shareholding in its Sulzer Medica Group (“Group”) to the public. In order to prepare for this offering, Sulzer transferred its ownership interest in its orthopedic, electro physiology and cardiovascular prostheses subsidiaries to SulzerMedica Ltd (“Sulzer Medica” or the “Company”), a company previously named Sulzer Orthopedics Ltd, incorporated in Switzerland. On July 14, 1997, SulzerMedica Ltd increased its share capital by 2,600,000 registered shares, each with a nominal value of CHF 30. These shares were sold to the public through an Initial Public Offering (IPO) in July 1997, for CHF 350 per share. Upon completion of the IPO via capital increase, Sulzer’s beneficial ownership of the Company’s common stock was reduced to 74%. On February 1, 1999, SulzerMedica completed its sale of the electrophysiology business.

At the Sulzer Annual General Meeting on April 19, 2001 the shareholders approved the separation of Sulzer and SulzerMedica. The separation was completed on July 10, 2001. At the extraordinary shareholders’ meeting of SulzerMedica on July 9, 2001 the Company took the final step to complete its independence from parent company Sulzer. At the Annual General Meeting of Sulzer Medica on May 17, 2002 the shareholders approved the change of the Group’s name from SulzerMedica to Centerpulse.

On June 12, 2002 the Group announced its plans to divest its Cardiovascular Division, comprising the Group’s entire Cardiac and Vascular Care product lines that produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. On November 7, 2002, the Group concluded the sale of Intra Therapeutics, Inc. to ev3 Inc., a portfolio company run by equity firms Warburg Pincus LLC and The Vertical Group, for USD 95 million. On November 18, 2002, the Group concluded the sale of Vascutek Ltd. to Terumo Corporation of Japan for USD 170 million. On November 27, 2002, the Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to the Italian medical device company Snia S.p.A. for a total consideration of USD 116 million. On January 21, 2003, the Group announced that this sale had been concluded.

Note 2: Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available for-sale investment securities.

In 2002 no new International Accounting Standards or International Financial Reporting Standards have been introduced.

The term “in millions CHF” in these Consolidated Financial Statements refers to millions of Swiss francs.

Note 3: Accounting and Consolidation Principles

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuation of the depreciable lives of fixed assets and intangible assets, allowances for doubtful accounts, inventory obsolescence, provisions, impairment charges and deferred taxes. Actual results could differ from estimates.

Consolidation principles. The consolidated financial statements include all of the assets, liabilities, income and expense of companies in which Centerpulse, directly or indirectly, holds more than 50% of the voting rights or otherwise has the power to control the company.

Acquisitions have been accounted for using the purchase method. All material intercompany balances and transactions are eliminated.

Investments in associates companies. Companies in which the Group holds between 20% and 50% of the voting rights and has significant influence are accounted for by using the equity method. Due to the insignificance of this position the Group’s share in the equity is presented under “Investments and other financial assets” and not in a separate line. The Group’s share of net income is presented under” “Other operating income”.

Available-for-sale investments. As of January 1, 2001 minority investments and other financial assets are initially recorded at cost and subsequently carried at fair value. The Group has classified all these equity investments as available-for-sale. Changes in fair value are deferred as a fair value adjustment in equity and recycled to the income statement when the asset is sold. Unrealized losses considered to be other than temporary are included in the income statement. Depending on the classification of the investment as operating or not, the impairment is recorded as other operating expenses or as financial expense, or as exceptional operating item, respectively.

Foreign currency conversion. Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the measurement currency”). The consolidated financial statements are presented in Swiss Francs, which is the measurement currency of the parent. Transactions in foreign currencies are translated into the measurement currency using exchange rates prevailing at the dates of transaction. Assets and liabilities in foreign currencies are stated at the year-end rate. The resulting exchange differences are included in the net income.

The assets and liabilities of foreign affiliates, including acquired goodwill, are translated using the year-end rates of exchange. Income statements and cash flow statements are translated at average exchange rates for the year if the effective rate does not deviate significantly from the average exchange rate. Currency conversion differences resulting from consolidation are included in shareholders’ equity. In the event of sale or liquidation of foreign affiliated companies, the cumulative currency conversion differences relating to the Company that has been disposed of form part of the gain or loss on the sale or liquidation proceeds.

Goodwill and other intangible assets. Goodwill arising from acquisitions is capitalized in the currency of the acquired company and amortized on a straight-line basis over its useful life, not exceeding 20 years.

Other intangible assets include licenses, patents, trademarks and similar rights as well as existing technology acquired from third parties. These assets are amortized over their estimated useful lives, not exceeding 10 years.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straightline basis over the estimated useful life, land is not depreciated.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	25 – 40 years
Machinery	5 – 15 years
Equipment	5 – 10 years
Tools, EDP equipment and patterns	max.5 years
Motor vehicles	4 years

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Investment property. Investment property is held for long-term rental yields and is not occupied by the Group. Such properties are carried at cost less accumulated depreciation. The disclosed fair value is based on market evidence and on discounted cash flow projections based on existing and potential rent contracts.

Impairment. If circumstances affecting the recoverability of tangible and intangible assets change, and impairment has occurred, the Company compares the estimated discounted cash flows expected to be generated by the asset with its carrying value. It then records and recognizes an impairment charge by means of a special depreciation of the excess carrying value and adjusts the useful lives of intangible assets as appropriate.

Inventories. Raw materials, supplies and consumables are stated at the lower of cost or net realisable value. Finished products and work in progress are stated at the lower of production cost or net realizable value. Production costs include the cost of materials and direct and indirect manufacturing cost. Depending on the nature and the use, inventories are valued on the basis of weighted average prices or the FIFO method. Allowances are made for obsolete, slow-moving and excess inventories.

Accounts receivable. Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows.

Cash and cash equivalents. Cash and cash equivalents comprise bills, postal and bank accounts, together with current account and deposit balances with maturities of under three months at acquisition.

Provisions. Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Derivative financial instruments. The Company uses derivative financial instruments to manage the economic impact of fluctuations in foreign currency exchange rates. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or (3) a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. The Group has classified all hedging activities as fair value hedges.

Employee benefits. The liability of defined benefit plans for retirement benefits corresponds to the present value of benefits payable. The discount rate used for determining the present value is based on the prevailing interest rates applicable to long-term corporate or government bond issues with maturities extending over the average duration of the retirement benefit entitlements. All actuarially computed gains and losses which exceed 10% of the present value of future benefits payable or the underlying assets of the benefit plan (“corridor”), are amortized over the average remaining active period of employment.

Defined contribution plans are pure saving plans without any added benefits. The contributions made are charged directly to personnel costs.

Revenue recognition. Revenue comprises the invoiced value for the sale of goods and services net of value-added tax, rebates and discounts, and after eliminating sales within the Group. Revenue from the sale of goods is recognized when significant risks and rewards of ownership oft he goods are transferred to the buyer. Accruals for estimated future returns and credits are made when the related revenue is recognized. Such amounts are estimated on the basis of historical rates of return, customer inventory levels and other factors.

Income per share. Basic income per share is calculated by dividing net income by the weighted average number of shares issued minus treasury stock during the year.

Diluted net income per share is computed by dividing net income by the weighted average number of registered shares issued, minus treasury stock during the year, plus the incremental shares that would have been outstanding under the management stock option plan (see “Stock-based compensation”) upon the assumed exercise of dilutive stock options.

Research and development costs. Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably.

Stock-based compensation. Under the terms of the management stock option plans, the option exercise price is equal to the fair market value of the share at the date of grant and, accordingly, no costs other than social security costs are recorded in connection with the plans.

Taxes. Provision is made for all income taxes assessed on profits earned up to the balance sheet date in the year to which they relate.  Deferred taxes are included on differences between the amounts carried for tax purposes and those carried for corporate purposes, applying the liability method.  For this purpose, all the valuation differences recorded by affiliated companies and tax losses they are carrying forward are taken into consideration. Deferred taxes are calculated at the locally applicable tax rates. These tax rates are immediately adjusted to reflect the effects of changes in the law. A potential offset against future tax costs through losses they are carrying forward and valuation differences is included in the balance sheet if this is expected to be realized in the form of anticipated profits. Deferred taxes on proposed profit distributions by subsidiaries are accrued. Where profits of subsidiaries are retained in the business and used for local investment, they are not included in the deferred tax calculation. Where the disposal of an investment is foreseen, the applicable deferred taxes are included. Deferred tax assets and liabilities are only offset by the entities subject to these taxes, to the extent that such income taxes are payable to the same authority and such offset is permitted bylaw. The movements in the deferred tax position are accounted for a direct charge or credit to tax expense.

Explanatory notes

Note 4: Currency Exchange Rates

			Year-end rates Consolidated balance sheets		Average rates Consolidated statements of income and cash flow statements
CHF		2002	2001	2000	2002	2001	2000
1 US Dollar	USD	1.39	1.68	1.62	1.56	1.69	1.69
1 Pound Sterling	GBP	2.23	2.44	2.43	2.34	2.43	2.56
1 Euro	EUR	1.45	1.48	1.52	1.47	1.51	1.56
100 Japanese Yen	JPY	1.17	1.28	1.42	1.24	1.39	1.57

A list of investments held directly or indirectly by Centerpulse Ltd is provided below:

Note 5: Composition of the Group

Company/Management		Share		Registered Capital

Switzerland
@	Centerpulse Management Ltd, Zurich Max Link	100%	CHF	100,000.–
@	Centerpulse Services Ltd, Zurich Claudio Aquilina	100%	CHF	100,000.–
+	Centerpulse Orthopedics Ltd, Baar	100%	CHF	12,000,000.–
^	Richard Fritschi
+	Centerpulse Orthopedics (Switzerland) Ltd, Münsingen	100%	CHF	100,000.–
^	Peter Liniger
++	Sulzer Cardiovascular Ltd, Baar Mike Barrett	100%	CHF	500,000.–

Belgium
+	Centerpulse BeLux SA/NV, Brussels	100%	EUR	300,000.–
^	Jean-Pierre Willems

Germany
@	Centerpulse Germany Holding GmbH, Freiburg Urs Kamber	100%	EUR	35,000,000.–

+	Centerpulse Germany GmbH, Freiburg	100%	EUR	4,500,000.–
^	Klaus Hug/Georg Stadler
*	Centerpulse Dental GmbH, Freiburg	100%	EUR	511,292.–
	WernerGrotz/Steven E. Hanson
++	Sulzer Cardiovascular GmbH, Hamburg Mike Barrett	100%	EUR	512,000.–

+	Orthopedics
++	Cardiovascular (divested as of January 21, 2003)
^	Spine-Tech
@	Management
*	Dental
#	Research & Development Biologics

Company/Management		Share		Registered Capital

France
+	Centerpulse France SA, Etupes	100%	EUR	130,000.–
^	Maurice Meytre
+	Centerpulse Sud-Ouest Sarl, Toulouse-Blagnac	100%	EUR	54,000.–
^	Françoise Loesch
+	Centerpulse Ouest Sarl, La Méziere	100%	EUR	2,256,000.–
^	Philippe Jaffres
+	Centerpulse Centre Sarl, Ebreuil (Vichy)	100%	EUR	8,000.–
^	Benoît Combe
+	Centerpulse Nord Sarl, Lille	100%	EUR	8,000.–
^	Eric Bauduin
+	Centerpulse Industrie Sarl, Etupes Maurice Meytre	100%	EUR	1,600,000.–
++	Sulzer Cardiovascular SA, Meudon (Paris) James F. A. Deegan	100%	EUR	2,515,409.–
*	Centerpulse Dental Sarl, Rungis (Paris) Alexander Ochsner	100%	EUR	76,225.–

United Kingdom
@	Centerpulse (UK) Holdings Ltd, Inchinnan Marcel Bauckhage	100%	GBP	16,160,000.–
@	SM RE Ltd, St. Peter Port (Guernsey) GuyHendry	100%	CHF	5,000,000.–
+	Centerpulse (UK) Ltd, Alton	100%	GBP	1,050,000.–
^	Guido Bassing
++	Sulzer Carbomedics UK Ltd, Crawley James F. A. Deegan	100%	GBP	1,000.–

Netherlands
+	Centerpulse Netherlands BV, Utrecht	100%	EUR	25,000.–
^	Rob Ringelberg
++	Sulzer Cardiovascular BV, Utrecht John Lawrence Groover	100%	EUR	150,500.–

Italy
+	Centerpulse Italia S.p.A., Opera (Milan)	100%	EUR	14,025,000.–
^	Marco Grubenmann
+	Allo System Srl, Villorba (Treviso)	51%	EUR	40,000.–
^	AntonioDe Cristofaro
+	Migliori Srl, Viagrande (Catania)	51%	EUR	434,000.–
^	Fernando Migliori

+	Orthopedics
++	Cardiovascular (divested as of January 21, 2003)
^	Spine-Tech
@	Management
*	Dental
#	Research & Development Biologics

Company/Management		Share		Registered Capital

Austria
+	Centerpulse Austria GmbH, Mödling	100%	EUR	60,000.–
^	Manfred Köppl

Spain
+	Centerpulse Ibérica SA, Madrid	100%	EUR	62,226.10
^	Marcel Kyburz

Sweden
+	Centerpulse Orthopedics Sweden AB, Stockholm	100%	SEK	200,000.–
^	Bengt Sedell

Czech Republic
+	Centerpulse CZ sro, Prague Oldrich Cech	100%	CZK	24,700,000.–

Canada
++	SulzerMedica Canada Inc., Toronto Paul E. Parsons	100%	CAD	3,200,000.–
+	Centerpulse Orthopedics Canada Inc., Toronto Daniel Berdat	100%	CAD	4,000,001.–
++	Sulzer Carbomedics Canada Ltd, Calgary Charles D. Griffin	100%	CAD	100.–
++	Sulzer Mitroflow Corp., Richmond Mark Seboldt	100%	CAD	12,000,000.–
*	Centerpulse Dental Corp., Etobicoke (Ontario) Steven E. Hanson	100%	CAD	100.–

+	Orthopedics
++	Cardiovascular (divested as of January 21, 2003)
^	Spine-Tech
@	Management
*	Dental
#	Research & Development Biologics

Company/Management		Share		Registered Capital

USA
@	Centerpulse USA Holding Co., Houston, Texas Gabor-Paul Ondo	100%	USD	185,000,000.–
@	Centerpulse USA Inc., Houston, Texas Gabor-Paul Ondo	100%	USD	1,000.–
++	Sulzer Carbomedics Inc., Austin, Texas Dennis C. Wallach	100%	USD	117,490,215.–
+	Centerpulse Orthopedics Inc., Austin, Texas David Floyd	100%	USD	209,349,052.–
^	Centerpulse Spine-Tech Inc, Minneapolis/Minnesota Mike McCormick	100%	USD	615,290,443.–
^	Centerpulse Spine-Tech Surgical Inc, Minneapolis/Minnesota Mike McCormick	100%	USD	13,702,429.–
*	Centerpulse Dental Inc., Carlsbad/California Steven E. Hanson	100%	USD	52,378,029.–
#	Centerpulse Biologics Inc., Austin, Texas Thomas Zehnder	100%	USD	1,280,394.–

Australia
+	Centerpulse Australia Pty Ltd, Chatswood Paul Aragones	100%	AUD	14,450,000.–
*	Centerpulse Dental Australia Pty Ltd, Kensington David Colquhoun	100%	AUD	1.–

Israel
*	Centerpulse Dental Ltd, Ramat Gan Steven E. Hanson	100%	ILS	100.–

South Africa
+	Centerpulse RSA (Proprietary) Ltd, Greenside	100%	ZAR	100.–
^	Michael Nesbitt

India
+	Centerpulse India Ltd, Chennai	100%	INR	3,000,000.–
^	K. Senthilnathan

Japan
+	Centerpulse Japan KK, Tokyo	100%	JPY	350,000,000.–
^	Hans Rudolf Schuerch

Korea
+	Centerpulse Korea Ltd, Seoul	100%	KRW	319,220,000.–
^	Dae Sik Pyon

+	Orthopedics
++	Cardiovascular (divested as of January 21, 2003)
^	Spine-Tech
@	Management
*	Dental
#	Research & Development Biologics

Acquisitions of subsidiaries in the year 2001 are set out in the following list which indicates the companies acquired, the country, the division and the date of integration into the consolidation. In each case, all voting rights were acquired. No significant acquisitions took place in 2002 and 2000.

On June 12, 2002 the Group announced its plans to divest its Cardiovascular Division. For further information see note 11.

2001

•   Paragon Implant Company Encino(USA);
     Dental Division; Jan. 1, 2001

•   Intra Therapeutics Inc. St. Paul (USA);

     Cardiovascular Division; Feb. 1, 2001

•   Sulzer Australia Pty Ltd Chatswood (Australia);
     Orthopedics and Cardiovascular Division; July 1, 2001

The purchase price considerations of these acquisitions amount to CHF 432 million in 2001. No agreements to make contingent payments have been entered into in connection with these acquisitions.

The 1999 agreement to purchase Mitroflow Inc. foresees a potential adjustment of the purchase price of a maximum of USD 17 million including interest, depending upon when Centerpulse receives approval from the US Federal Drug Administration, FDA, for the main product, a biological valve. If FDA approval is not obtained within a specified time frame no payment beyond the recorded liability is required.

Note 6: Effects of Acquisitions

The impact of significant subsidiaries acquired was as follows:

(in millions CHF)	2002	2001	2000

Net sales	—	91	—
Operating income	—	-33	—
Non-current assets acquired	—	89	—
Current assets acquired	—	53	—
thereof cash acquired	—	6	—
Liabilities acquired	—	-47	—

Note 7: Segment Information

In 2002 the Group changed its reporting structure from two segments to four segments. The information presented below has been changed from priory ears to reflect this adjustment to the primary reporting format. Since the change the Group’s business has been managed on a worldwide basis and structured into four operating segments. The Orthopedics Division develops, manufactures and distributes hip, knee and other orthopedic implants. Spine-Tech develops and distributes spinal implants. The Dental Division develops, manufactures and distributes dental implants. The Cardiovascular Division develops, manufactures and distributes heart valves including repair products, vascular grafts and stents.

As discussed in greater detail in note 11, the Group has decided to divest its Cardiovascular Division, including the Company’s entire Cardiac Care and Vascular Care product lines. Subsequent to this divestment the Company will comprise of the three remaining global businesses (Orthopedics, Spine-Tech and Dental).

The Group’s further operating activities consist of biologic activities and Group management, including the costs of holding, financing and managing Centerpulse.

The geographic segmentation reflects the main operating areas of the Group. The Group’s policy specifies that the transfer of goods and services between the various segments be carried out at arm’s length.

Between the Divisions, no material inter-segment sales have occured.

Primary reporting format – segment information by division

Part 1

(in millions CHF)	2002	2001	2000

Net sales
Orthopedics Division	923	855	861
Spine-Tech Division	179	175	179
Dental Division	131	120	57
Cardiovascular Division(1)	237	268	250
Total	1,470	1,418	1,347
Operating income before goodwill amortization and exceptional items
Orthopedics Division	219	134	196
Spine-Tech Division	30	-13	24
Dental Division	21	9	2
Cardiovascular Division(1)	47	1	63
Biologics and Group Management	-50	-31	-15
Total	267	100	270
Operating income
Orthopedics Division	168	-1,370	187
Spine-Tech Division	7	-35	-4
Dental Division	15	2	2
Cardiovascular Division(1)	37	-88	61
Biologics and Group Management	178	-140	-16
Total	405	-1631	230

(1)  Incl. in 2002 and 2001 are CHF 7.8 million sales to ATS Medical, Inc.

Primary reporting format – segment information by division

Part 2

(in millions CHF)	2002	2001	2000

Capital expenditure
Orthopedics Division	40	55	42
Spine-Tech Division	11	19	11
Dental Division	3	5	2
Cardiovascular Division	8	9	6
Biologics and Group Management	9	4	2
Total	71	92	63
Depreciation and amortization
Orthopedics Division	51	57	51
Spine-Tech Division	45	48	50
Dental Division	11	12	1
Cardiovascular Division	16	104	12
Biologics and Group Management	1	3	2
Total	124	224	116
Assets
Orthopedics Division	413	488	423
Spine-Tech Division	1,014	1,185	1,098
Dental Division	75	86	31
Cardiovascular Division(2)	129	342	198
Biologics and Group Management(2)	707	770	775
Total	2,338	2,871	2,525
Liabilities
Orthopedics Division	652	1,526	131
Spine-Tech Division	149	165	150
Dental Division	13	15	6
Cardiovascular Division	29	70	51
Biologics and Group Management	217	304	189
Total	1,060	2,080	527

(2)     In 2001 CHF 42 million related to tax assets from loss carry forward of the Cardiovascular Division are shown under Biologics and Group Management.

Secondary reporting format – geographical segments

Part 1

(in millions CHF)	2002	2001	2000

Net sales by location of customers
Switzerland	69	61	59
European Union	582	560	530
Other Europe	18	19	17
North America	639	629	602
All other countries	162	149	139
Total	1,470	1,418	1,347
Net sales by location of subsidiaries
Switzerland	470	472	431
European Union	586	563	537
Other Europe	5	4	4
North America	834	849	806
All other countries	89	70	52
Total	1,984	1,958	1,829
Transfers to other geographic areas from
Switzerland	-378	-364	-338
European Union	-20	-17	-20
Other Europe	—	—	—
North America	-116	-159	-124
All other countries	—	—	—
Total	-514	-540	-482
Net sales to third parties by location of subsidiaries
Switzerland	92	108	93
European Union	566	546	517
Other Europe	5	4	4
North America	718	690	681
All other countries	89	70	52
Total	1,470	1,418	1,347

Secondary reporting format – geographical segments

Part 2

(in millions CHF)	2002	2001	2000

Operating income by location of subsidiaries
Switzerland	87	-22	49
European Union	256	46	58
Other Europe	—	—	—
North America	51	-1,662	118
All other countries	11	7	5
Total	405	-1,631	230
Assets by location of subsidiaries
Switzerland	229	210	223
European Union	444	452	454
Other Europe	5	4	4
North America	1,590	2,138	1,796
All other countries	70	67	48
Total	2,338	2,871	2,525
Capital expenditure by location of subsidiaries
Switzerland	6	1	3
European Union	22	25	27
Other Europe	—	—	—
North America	39	63	30
All other countries	4	3	3
Total	71	92	63

Note 8: Other Operating Income/Expense

(in millions CHF)	2002	2001	2000

Currency exchange differences	1	-3	-2
Sundry operating income/expense	—	4	8
Share of gain/loss of associate earnings	1	-1	—
Total other operating income/expense	2	—	6

Sundry operating income in 2001 and 2000 relates mainly to revenue from an OEM-agreement entered into at the end of 1999.

Note 9: Hip and Knee Implant Litigation

Background

On December 5, 2000, Centerpulse Orthopedics Inc. (“COUS”, formerly Sulzer Orthopedics Inc.), a subsidiary of the Company located in Austin, Texas, issued a voluntary recall of certain lots of Inter-OpTM  acetabular shells, a component of a hip implant manufactured and sold by COUS. The recall stemmed from an investigation of reports of early loosening of the shell from patients’ hip bones, followed by revision surgery. The investigation identified approximately 39,000 potentially problematic shells between July 1997 and December 2000. On May 17, 2001, COUS sent a special alert to surgeons who had implanted a porous-coated tibial base plate in patients, advising them of adverse clinical outcomes reported by some surgeons.

Approximately 25,800 affected Inter-OpTM  acetabular shells, 8,800 reprocessed Inter-OpTM shells and 1,600 affected tibial base plates were implanted in patients worldwide, with approximately 32,100 devices implanted in the United States, 1,200 in Canada and 2,900 in other countries. Accordingly, COUS and the Company faced legal challenges worldwide to resolve cases and claims in connection with the recall, with the main litigation procedures taking place in the United States and Canada.

Litigation in the United States
History of the Litigation

Following the December 5, 2000 recall of Inter-OpTM shells and the May 17, 2001 Special Notification regarding tibial base plates, lawsuits were filed in both state and federal courts throughout the US against COUS, alleging defective design, marketing and manufacture of its Inter-OpTM shell and tibial base plate. Plaintiffs also alleged claims against COUS for breach of express and implied warranties associated with these devices.

Between June and September 2001, the Judicial Panel on Multi-District Litigation consolidated and transferred all pending federal litigation relating to the Inter-OpTM shell and the tibial base plate to the US District Court for the Northern District of Ohio (the “Court”). In addition to the multi-district litigation proceeding in the federal court, a substantial number of lawsuits were filed in state courts around the country. In August 2001, COUS defended the only recall-related lawsuit ever to go to trial in Nueces County, Texas. The jury in that lawsuit awarded three patients and their spouses a total of approximately USD 15 million. COUS subsequently appealed the judgment and later settled the lawsuit for a substantially reduced amount.

Also in August 2001, the Court conditionally certified a class of affected product recipients and preliminarily approved a Class Action Settlement Agreement that resolved all claims related to the affected products. This initial Settlement Agreement was modified in extensive negotiations over the succeeding seven months culminating in a final agreement reached through the combined efforts of attorneys for COUS and attorneys representing patients in both federal and state courts. The Court granted preliminary approval of the modified Settlement Agreement on March 13,2002 and final approval on May 8, 2002.

Following the expiration of the appeal period on July 5, 2002 (by which time no appeals were filed) there can be no further challenges to the Settlement Agreement. It binds all parties in the class.

Litigation Process Timeline

05 Dec 2000	Inter-OpTM shell recall

17 May 2001	Tibial base plate Special Notification

20 Aug 2001	Class Action Settlement Agreement is signed

02 Feb 2002	Term Sheet for final Settlement Agreement is signed

13 Mar 2002	Court grants preliminary approval of final Settlement Agreement

06 May 2002	Final Fairness Hearing on the Settlement Agreement

08 May 2002	Court grants final approval of the Settlement Agreement

14 May 2002	Period for opting out of settlement class ends

31 May 2002	Centerpulse accepts the Settlement Agreement

05 Jul 2002	Period ends for appeal of Court’s final judgment approving the Settlement Agreement

04 Nov 2002	Centerpulse funds the Settlement Trust in full

Settlement Pay-Out Mechanism

As part of the Settlement Agreement, Centerpulse agreed to establish and fund a settlement trust (the “Settlement Trust” or” Trust”), which will pay the cost of certain benefits to be provided to patients who were implanted with the affected products. The Settlement Trust is fully independent of Centerpulse and all companies associated with Centerpulse, and the Trust is run by a court-appointed administrator, who will decide how to allocate the funds based on the Settlement Agreement. The specific fund allocations within the Trust are laid out below.

The benefits include compensation for pain and suffering (includes a payment of USD 160,000), plus associated attorney’s fees (up to USD 46,000), plus an amount payable to an insurer or uninsured patient (up to USD 15,000) to reimburse medical expenses, for each revision surgery of an affected product. If the patient experienced any number of specified complications, such as subsequent revision of a non-affected product or surgical complications or permanent injury, the patient can apply for additional compensation from an Extraordinary Injury Fund and receive up to a maximum total of USD 800,000.

The compensation levels under the terms of the class action are fixed as follows:

Compensation Levels

(in USD)	Paid to Claimant	Legal Expenses	Medical Expenses

Non Revision Claimants	1,000
Non revision claimants-derivative claimant	250
Revision Claimants	160,000	46,000	15,000
Revision claimants-derivative claimant	1,600

Currently, the Claims Administrator for the Settlement Trust is processing class members’ claims for benefits provided under the Settlement Agreement. Many claimants have already been paid the full benefit due under the Settlement Agreement. This claims administration process will continue throughout 2003 and much of 2004, as well.

The Settlement Trust was established to cover 100% of the claims made for up to 4,000 revision surgeries. If there are more than 4,000 validated claims for benefits as a result of revision of an affected product prior to certain cut-off dates, Centerpulse will be responsible for 50% of the cost of the benefits associated with these excess validated claims (with the Trust paying the other 50%).

These dates are June 5, 2003 for class members implanted with an affected Inter OpTM shell and November 17, 2003 for class members implanted with an affected tibial base plate.

The medical expenses associated with revision surgeries are currently reimbursed by the Settlement Trust based on agreements made by Center-pulse with Medicare and a majority of independent insurance companies. Under the agreement, the Trust will pay up to USD 15,000 per revision surgery to an insurer or to an uninsured patient.

The Trust does not cover any benefits payable to patients who received reprocessed Inter-OpTM shells in excess of the number of revisions as of the date of the Settlement Agreement (64). Although no manufacturing defect is associated with these products, patients implanted with a reprocessed Inter-OpTM shell are class members bound by the terms of the Settlement Agreement. All future revisions prior to the cut-off date of September 8, 2004 will be funded 100% by the Company (a provision which has already been taken by the Company).

Settlement Financing

The Class Action Settlement Agreement required COUS to contribute to the Settlement Trust, by November 4, 2002, USD 425 million in cash and USD 300 million in the form of cash or of convertible callable instruments.

Centerpulse successfully concluded financing for the settlement of US hip and knee implant litigation and transferred the agreed-to total of USD 725 million to the Settlement Trust, fulfilling its financing obligations toward class action participants in the Settlement Agreement on November 4, 2002, within the period foreseen by the Agreement.

Centerpulse raised the necessary funds through a capital increase via a tradable pre-emptive rights offering as well as via bank credit. The terms and conditions of the Senior Credit Facility Agreement are set out in summary in note 28. This solution meant that the company could avoid issuance of the Convertible Callable Instrument previously contemplated. It also allowed Centerpulse to pay the required amount into the Settlement Trust in a single installment.

Litigation in Canada

Outside of the US, the other main litigation associated with the recall has taken place in Canada. Approximately 780 Inter-OpTM shells and 450 reprocessed Inter-OpTM shells were sold in Quebec, Canada. All affected Canadian patients are believed to be residents of Quebec.

There are three sets of affected patients in Canada:

i) a class of approximately 30 revised patients for whom a settlement agreement was submitted to a Quebec court for approval on December 19, 2002 providing: (a) USD 75,000 for single revision patients; (b) USD 100,000 for patients with two revisions; (c) USD 150,000 for patients with three or more revisions and patients who have an extraordinary complication; and (d) USD 1,000 for patients implanted with an affected product but not revised;

ii) a group of 48 individual revised patients covered by a collective settlement agreement; and

iii) 22 individuals who have each negotiated separate settlements.

Situation Outside the US and Canada

Outside the US and Canada, the Company is aware of approximately 140 revision cases (in Germany, Italy, Australia, Belgium, France, Japan, Korea, Switzerland, Austria and Sweden) of which approximately 40 have been settled as of December 31, 2002 at an average amount substantially lower than that in the US or Canada.

The company believes it has adequately provided for estimated liabilities under the hip and knee implant litigation.

Note 10: Exceptional Operating Items

(in millions CHF)	2002	2001	2000

Litigation settlement income	—	48	—
Impairment of intangibles	—	-91	—
Equity Investments (reversal/impairment)	28	-50	—
Restructuring and other exceptional legal expenses	-40	-105	-1
Total exceptional operating items	-12	-198	-1

Exceptional operating items in 2002 included restructuring costs in connection with the move of the Baar operation to Winterthur, production capacity adjustments in Carbomedics and the formation of the shared service center in North America, costs for the name change, as well as exceptional legal expenses of CHF 39 million.

A CHF 16 million charge booked in 2001 in connection with a Canadian Court ruling to purchase the remaining stake in Orthosoft Inc. was reversed after a final ruling on December 4, 2002 in favor of Centerpulse. CHF 12 million of an impairment charge booked in 2001 in relation to the investment in Orquest was reversed. The forthcoming take over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified.

In 2001, the Company received approximately USD 28 million in connection with the settlement of a pending litigation by Centerpulse Spine-Tech Inc. Soon after the integration but especially towards year-end 2001, the stent market did not develop in line with high sales expectations. Despite restructuring measures initiated in the fourth quarter at Sulzer Intra Therapeutics Inc., the impairment test performed as of year-end showed an impairment on goodwill of USD 31 million and on existing technology of USD 11 million. The value in use (based on the income approach utilizing the discounted cash flow method) was determined using a weighted discount rate of 10.3%.

As result of the deterioration of the cage sales and also in connection with the introduction of a competitor’s product in December 2001, the impairment test at Centerpulse Spine-Tech’s Inc existing technology disclosed a loss of of USD 8 million. The value in use was determined using a discount rate of 15%.  In relation to the Orthosoft Inc engagement, a minority holding, total charges of CHF 5 million were recorded. The high expectations regarding the product development were not realistic and a Canadian court order to purchase the remaining stake resulted in an additional charge of CHF 16 million. For an additional payment commitment of CHF 8 million in 2002 a provision was booked.

The investment in Orquest Inc. and license, cross-license, research and distribution agreement was determined to be impaired as of year end 2001 as a result of further delays in the common research and development programs. In addition, since further benefits are unlikely to be realized, the write down related to this exposure resulted in an exceptional operating item of USD 20 million.

Centerpulse Orthopedics Inc. cooperated in 1999 with @Outcome in order to offer orthopedic clinics and surgical group practices a secure internet access for the communication with patients, thus simplifying patient management. The market acceptance of the product but also the financial outlook resulted in a complete write down of the exposure totaling USD 8 million in 2001.

In addition, as a result of the change in management during 2001, various restructuring measures were initiated in order to improve operational efficiency. This resulted in exceptional operating items of CHF 33 million in various other US businesses and the Group office in the US. Restructuring costs of CHF 20 million for Centerpulse Biologics Inc. are included in this position.

Note 11: Discontinuing Operations

On June 12, 2002 the Group announced its plans to divest of the Cardiovascular Division, comprising the Group’s entire cardiac care and vascular care product lines which produce and distribute mechanical and tissue heart valves and products for the treatment of vascular obstructions and diseases. The company will focus on its core businesses: hip and knee implants (Orthopedics Division), spine implants and instrumentation (Spine-Tech Division), dental implants (Dental Division) and research and development, to capitalize on the Group’s redefined core markets.

On November 7, 2002, the Group announced the closing of the sale of IntraTherapeutics, Inc. to ev3 Inc., a portfolio company of private equity firms Warburg Pincus LLC and The Vertical Group for USD 95 million. On November 18, 2002, the Group announced the closing of the sale of Vascutek Ltd. to Terumo Corporation of Japan for USD 170 million. On November 27, 2002, the Group announced that it had entered into a definitive agreement to sell its Carbomedics Inc. and Mitroflow Corp. mechanical and tissue valve business to Italian medical device company Snia S.p.A. for total consideration of USD 116 million. On January 21, 2003, the group announced the closing of the sale.

The gain on the sale of the business unit Vascular Care, consisting of Centerpulse’s grafts and stents business amounted to CHF 200 million.

In accordance with IAS 35 the Cardiovascular Division divestment qualifies as a discontinued operation. This division represented 19% of Centerpulse’s consolidated revenues in 2001 with operations primarily in the European Union and North America.

The impact of the divested business on the consolidated financial statements was as follows:

(in millions CHF)	2002	2001

Net sales	72	—
Operating income	15	—
Taxes	-8	—
Total assets	155	—
thereof cash	—	—
Total liabilities	47	—

The following shows the impact of the discontinuing operations as of and for each of the years ended December 31, 2002, 2001 and 2000.

Consolidated Income Statements

(in millions CHF)	2002 Centerpulse Historical	2002 Discontinuing Operations	2002 Centerpulse Adjusted

Net sales	1,470	229	1,241
Cost of sales	-480	-78	-402
Gross profit	990	151	839
Selling, general and administrative expense	-631	-92	-539
Research & development expense	-94	-21	-73
Other operating income	2	1	1
Operating income before goodwill amortization and exceptional items	267	39	228
Goodwill amortization	-50	-7	-43
Exceptional operating items	-12	-3	-9
Gain on sale of discontinued operations	200	200	—
Operating income	405	229	176
Financial expense/income	-28	-4	-24
Other non-operating expense/income	-1	—	-1
Income before taxes	376	225	151
Taxes	-37	-10	-27
Net income before minority interests	339	215	124
Minority interests	-2	—	-2
Net income	337	215	122

Cash flow from operating activities	-1,109	35	-1,144
Cash flow from investing activities	313	-6	319
Cash flow from (-used in) financing activities	766	-23	789

Adjustment to investing activities(1)			-23
Adjustment to financing activities(1)		23

Consolidated cash flow from operating activities	-1,109	35	-1,144
Consolidated net cash flow from investing activities	313	-6	319
Consolidated net cash flow from financing activities	766	0	766

Earning per registered share/per American Depository Share (ADS)
Basic earnings/loss per share	33.10	21.12	11.98
Basic earnings/loss per ADS	3.31	2.11	1.20
Diluted earnings/loss per share	32.82	20.85	11.84
Diluted earnings/los per ADS	3.28	2.09	1.18

(1)  The adjustments represent the net investing activities from inter company activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

Consolidated Balance Sheets

(in millions CHF)	2002 Centerpulse Historical	2002 Discontinuing Operations	2002 Centerpulse Adjusted

Assets

Non-current assets
Intangible assets	604	27	577
Property, plant and equipment	200	17	183
Investments and other financial assets	70	—	70
Deferred tax assets	541	12	529
Total non-current assets	1,415	56	1,359

Current assets
Inventories	352	35	317
Trade accounts receivables	290	24	266
Other accounts receivables and prepaid expenses	82	9	73
Cash and cash equivalents	199	5	194
Total current assets	923	73	850

Total assets	2,338	129	2,209

Equity and Liabilities

Shareholders’ equity	1,270	100	1,170
Minority interests	8	—	8

Non-current liabilities
Non-current borrowings	487	10	477
Deferred income taxes	19	—	19
Non-current provisions	159	—	159
Other non-current liabilities	4	2	2
Total non-current liabilities	669	12	657

Current liabilities
Current borrowings	70	—	70
Current provisions	92	3	89
Trade accounts payable	64	5	59
Other current and accrued liabilities	165	9	156
Total current liabilities	391	17	374
Total liabilities	1,060	29	1,031

Total liabilities & shareholders’ equity	2,338	129	2,209

Consolidated Income Statements

(in millions CHF)	2001 Centerpulse Historical	2001 Discontinuing Operations	2001 Centerpulse Adjusted

Net sales	1,418	260	1,158
Cost of sales	-540	-109	-431
Gross profit	878	151	727
Selling, general and administrative expense	-648	-120	-528
Research & development expense	-130	-40	-90
Other operating income/expense	—	2	-2
Operating income before goodwill amortization and exceptional items	100	-7	107
Goodwill amortization	-57	-11	-46
Exceptional operating items	-198	-78	-120
Hip and knee implant litigation	-1,476	—	-1,476
Operating income	-1,631	-96	-1,535
Financial income/expense	7	-4	11
Other non-operating expense	-21	—	-21
Income before taxes	-1,645	-100	-1,545
Taxes	454	17	437
Net income before minority interests	-1,191	-83	-1,108
Minority interests	-2	—	-2
Net income	-1,193	-83	-1,110

Cash flow from operating activities	93	13	80
Cash flow from investing activities	-503	-10	-493
Cash flow from (used in) financing activities	-88	-10	-78

Adjustment to investing activities(1)			—
Adjustment to financing activities(1)		—

Consolidated cash flow from operating activities	93	13	80
Consolidated net cash flow from investing activities	-503	-10	-493
Consolidated net cash flow from financing activities	-88	-10	-78

Earning per registered share/per American Depository Share (ADS)
Basic earnings/loss per share	-119.62	-8.32	-111.30
Basic earnings/loss per ADS	-11.96	-0.83	-11.13
Diluted earnings/loss per share	-119.62	-8.32	-111.30
Diluted earnings/loss per ADS	-11.96	-0.83	-11.13

(1) The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

Consolidated Balance Sheets

(in millions CHF)	2001 Centerpulse Historical	2001 Discontinuing Operations	2001 Centerpulse Adjusted

Assets

Non-current assets
Intangible assets	930	186	744
Property, plant and equipment	236	34	202
Investments and other financial assets	65	—	65
Deferred income taxes	643	49	594
Total non-current assets	1,874	269	1,605

Current assets
Inventories	411	51	360
Trade accounts receivables	308	40	268
Other accounts receivables and prepaid expenses	122	3	119
Cash and cash equivalents	156	21	135
Total current assets	997	115	882

Total assets	2,871	384	2,487

Equity and Liabilities

Shareholders’ equity	784	314	470
Minority interests	7	—	7

Non-current liabilities
Non-current borrowings	20	10	10
Deferred income taxes	19	—	19
Non-current provisions	1,468	6	1,462
Other non-current liabilities	11	5	6
Total non-current liabilities	1,518	21	1,497

Current liabilities
Current borrowings	75	—	75
Current provisions	223	6	217
Trade accounts payable	70	7	63
Other current and accrued liabilities	194	36	158
Total current liabilities	562	49	513
Total liabilities	2,080	70	2,010

Total equity and liabilities	2,871	384	2,487

Consolidated Income Statements

(in millions CHF)	2000 Centerpulse Historical	2000 Discontinuing Operations	2000 Centerpulse Adjusted

Net sales	1,347	250	1,097
Cost of sales	-420	-74	-346
Gross profit	927	176	751
Selling, general and administrative expense	-555	-80	-475
Research & development expense	-108	-27	-81
Other operating income	6	—	6
Operating income before goodwill amortization and exceptional items	270	69	201
Goodwill amortization	-39	-2	-37
Exceptional operating items	-1	—	-1
Operating income	230	67	163
Financial income/expense	29	-3	32
Other non-operating income/expense	—	—	—
Income before taxes	259	64	195
Taxes	-67	-21	-46
Net income before minority interests	192	43	149
Minority interests	-2	—	-2
Net income	190	43	147

Cash flow from operating activities	297	72	222
Cash flow from investing activities	-153	266	-462
Cash flow from (used in) financing activities	-53	-335	325

Adjustment to investing activities(1)			43
Adjustment to financing activities(1)		-43

Consolidated cash flow from operating activities	297	72	225
Consolidated net cash flow from investing activities	-153	266	-419
Consolidated net cash flow from financing activities	-53	-378	325

Earning per registered share/per American Depository Share (ADS)
Basic earnings/loss per share	19.01	4.30	14.71
Basic earnings/loss per ADS	1.90	0.43	1.47
Diluted earnings/loss per share	18.98	4.30	14.68
Diluted earnings/los per ADS	1.90	0.43	1.47

(1)  The adjustments represent the net investing activities from intercompany activities. Consolidated cash flows and consolidated net cash flows present Centerpulse and the Cardiovascular Division as if the intercompany transactions had not occurred.

On June 3, 1998, the Group announced its intention to exit the electrophysiology business. The subsidiaries comprising this segment were sold on February 1, 1999, for USD 802 million (including cash on hand of CHF 19 million). The book profit of CHF 579 million realized from this transaction is provisional since negotiations with the buyer about the final sales price are not yet complete.

This transaction resulted in a tax credit of CHF 6 million. No adjustments were necessary in 2002, 2001 and 2000.

Note 12: Financial Income/Expense – Other Non-Operating Income/Expense

(in millions CHF)	2002	2001	2000

Gain on sale of investments	1	26	4
Interest income	5	11	38
Interest expense	-13	-8	-8
Other financial expense	-21	-22	-5
Total financial expense/income	-28	7	29

Other financial expenses in 2002 include CHF 14 million expenses for the arrangement of the USD 635 million debt facility in the context of the hip and knee implant litigation.

In 2001 and 2000 the gain on sale of investments is a result of a partial sale of the Company’s investment in Thoratec Laboratories Corp. In 2001 the market value of the stake in Japan Lifeline Co. Ltd, declined significantly and the related charge of USD 5 million is included in other financial expense. In connection with the impairment test on ReGen Biologics Inc, an additional loan allowance of USD 7 million was recorded as other financial expense.

In 2001 the other non-operating expenses of CHF 21 million resulted from the spin-off of Sulzer and from the defense cost for the unsuccessful hostile takeover attempt.

Note 13: Taxes

(in millions CHF)	2002	2001	2000

Current income taxes
Switzerland	16	12	18
European Union	16	10	14
Other Europe	—	—	—
North America	12	-4	11
All other Countries	5	7	11
Total current income taxes	49	25	54
Deferred income taxes
Switzerland	2	-7	-2
European Union	5	5	-1
Other Europe	1	—	—
North America	-23	-481	13
All other Countries	-1	2	-2
Total deferred income taxes	-16	-481	8
Total income taxes	33	-456	62
Other taxes	4	2	5
Total taxes	37	-454	67

Current income taxes, comprising taxes paid or due on the underlying income of individual subsidiaries, are calculated according to the law applicable in the individual countries. Other taxes include taxes not directly related to income.

Income before taxes

(in millions CHF)	2002	2001	2000

Switzerland	468	-84	105
European Union	281	34	40
Other Europe	1	1	1
North America	-213	-1,652	48
All other Countries	-161	56	65
Total income before taxes	376	-1,645	259

Using the maximum tax rate for Zurich, Switzerland, of 24.4% the tax benefit on 2002 consolidated income before taxes of CHF 376 million amounts to CHF 92 million. The following table serves to indicate the reasons why in 2002, 2001 and 2000 the charge was below the reference amount.

(in millions CHF)	2002	2001	2000

Income/loss before taxes	375.5	-1,644.8	258.5
Maximum tax rate (Zurich, Switzerland)(1)	24.4%	25.1%	25.2%
Income tax expense at maximum tax rate	91.6	-412.8	65.1
Taxes at other rates	-35.7	-31.4	-10.6
Effect of losses/credits and loss carry-forwards	-0.8	-84.8	-1.9
Non-temporary differences	16.0	19.2	13.4
Impact of the exceptional write-down of goodwill	—	13.3	—
Impact of divestiture	-48.8	—	—
Impact of hip and knee implant litigation	-4.1	-35.4	—
Changes in tax rate and tax laws	-4.1	-3.5	-1.5
Change in valuation allowance	18.0	84.2	0.1
Other	0.7	-4.6	-3.1
Tax expense (current and deferred)	32.8	-455.8	61.5

(1) The maximum tax rate for 2002 is based on the new domicile of the Company. In prior years the domicile was Winterthur, Switzerland.

The tax effect on non-temporary differences is mainly due to the annual amortization of goodwill that is not deductible for tax purposes.

At December 31, deferred taxes consisted of the following:

(in millions CHF)	Assets	2002 Liabilities	Assets	2001 Liabilities	Assets	2000 Liabilities

Intangible and financial assets	23	-12	10	-14	14	-28
Tangible fixed assets	2	-5	3	-5	1	-9
Loss carry-forwards	550	—	245	—	154	—
Inventories	23	-8	33	-9	16	-8
Other assets	13	-3	26	-5	19	-3
Eliminations of unrealized gains	40	—	46	—	40	—
Non-current provisions	11	—	411	—	27	-2
Current provisions	123	-2	113	-2	48	-2
Other current liabilities	23	-1	35	—	9	—
Total potential tax effect	808	-31	922	-35	328	-52
Valuation allowance	-255	—	-263	—	-154	—
Deferred taxes	553	-31	659	-35	174	-52
Set off of assets and liabilities	-12	12	-16	16	-32	32
Deferred taxes, net	541	-19	643	-19	142	-20

The net of tax assets and liabilities amounts to CHF 522 million in 2002 and CHF 624 million in 2001. The change of CHF 102 million resulted from a deferred tax income of CHF 16 and a foreign currency translation effect of CHF 118 million.

The deferred taxes on eliminations of unrealized gains above primarily relate to unrealized gains from a Swiss company belonging to the Orthopedics Division.

There was no unrecognized deferred tax liability relating to undistributed earnings of subsidiaries at December 31, 2002, 2001 and 2000.

The Company has loss carry-forwards available of CHF 3948 million as of December 31, 2002. Of this amount, CHF 1582 million will expire between 2003 and 2009 with the remaining amount of CHF 2366 million still available for use post-2009. The tax effect of these loss carry-forwards, at their respective jurisdictional statutory rate, is CHF 550 million, which when netted with the associated valuation allowance of CHF 237 million, results in an anticipated tax benefit of CHF 313 million.

At December 31, 2002 (in millions CHF)	Loss Carry-Forwards	Tax effects of loss Carry-Forwards	Valuation allowance	Anticipated tax benefit	Expires

Switzerland	1,217	73	73	—	2006–09
United States–Federal	1,122	306	—	306	2022
United States–Capital loss	350	123	118	5	2004–22
United States–State	1,139	22	22	—	2003–22
Germany	119	26	24	2	After 2009
Other countries	1	—	—	—	2003–after 09
Total	3,948	550	237	313

Note 14: Earnings per Share

	2002	2001	2000

Net income/loss in mill. CHF	337	-1,193	190

Weighted average number of shares outstanding (in thousands)	10,180	9,973	9,996
Basic income/loss per share in CHF	33.10	-119.62	19.01

Net income/loss in mill. CHF	337	-1,193	190
Weighted average number of shares adjusted for dilutive share options (in thousands)	10,268	9,973	10,012
Diluted income/loss per share in CHF	32.82	-119.62	18.98

The share options outstanding are in connection with the Management Stock Option Plan. Diluted income per share is affected by share options outstanding when the average share price of the year is above the strike prices of the outstanding options.

Note 15: Intangible Assets

(in millions CHF)	Goodwill	Other	2002 Total	Goodwill	Other	2001 Total

Cost
Balance at January 1	2,162	212	2,374	1,795	148	1,943
Changes in composition of Group	—	-38	-38	—	53	53
Additions	1	3	4	339	8	347
Disposals	-241	-2	-243	—	—	—
Currency conversion adjustment	-193	-30	-223	28	3	31
Balance at December 31	1,729	145	1,874	2,162	212	2,374

Accumulated amortization
Balance at January 1	1,326	118	1,444	1,204	50	1,254
Changes in composition of Group	—	-34	-34	—	—	—
Amortization	50	13	63	111	68	179
Disposals	-111	-1	-112	—	—	—
Currency conversion adjustment	-75	-16	-91	11	—	11
Balance at December 31	1,190	80	1,270	1,326	118	1,444
Net book value at January 1	836	94	930	591	98	689
Net book value at December 31	539	65	604	836	94	930

The 2002 figure includes the regular amortization of goodwill. No exceptional impairment charges were recognized. Disposals relate to the divestiture of the vascular care business as described in note 11.

The annual amortization of goodwill in 2001 includes the exceptional write-down of CHF 52 million on Sulzer IntraTherapeutics Inc. goodwill, as described in note 10. The total amount of impairment of goodwill in 2002, 2001 and 2000 is CHF 52 million. In the amortization of other intangible assets, the existing technology impairment charges are included.

As of December 31, 2002 no development costs were capitalized as the expenses did not fulfill the capitalization criteria.

Note 16: Tangible Assets

(in millions CHF)	Land and buildings	Machinery and equipment	Other fixed assets	2002 Total	2001 Total

Cost
Balance at January 1	114	164	348	626	562
Changes in composition of Group	-8	-13	-3	-24	27
Additions	13	11	44	68	81
Disposals	-1	-10	-30	-41	-48
Currency conversion adjustment	-11	-15	-32	-58	4
Balance at December 31	107	137	327	571	626

Accumulated amortization
Balance at January 1	38	120	232	390	339
Changes in composition of Group	-2	-7	-2	-11	15
Depreciation	5	12	44	61	69
Disposals	—	-11	-22	-33	-36
Currency conversion adjustment	-3	-12	-21	-36	3
Balance at December 31	38	102	231	371	390
Net book value at January 1	76	44	116	236	223
Net book value at December 31	69	35	96	200	236
Fire insurance value at December 31	107	128	357	592	771

Other fixed assets mainly consists of surgical instruments.

No property within Centerpulse is stated as an investment property, as defined in IAS 40.

In 2002, 2001 and 2000 all interest costs were expensed as occurred, since they did not fulfill the criteria for capitalization.

Details of leased assets included in tangible fixed assets are as follows:

(in millions CHF)	2002	2001

Cost capitalized	1	1
Net book value	—	—
Related lease liability	3	3

Note 17: Investments and Other Financial Assets

(in millions CHF)	Investments in Associates	Available-for-sale Investments	Other financial assets	2002 Total	2001 Total

Balance at January 1	7	11	47	65	104
Adoption of IAS 39	—	—	—	—	15
Additions	—	—	15	15	43
Disposals	—	-7	-5	-12	-35
Fair value adjustments	1	13	—	14	-66
Currency conversion adjustment	-2	-2	-8	-12	4
Balance at December 31	6	15	49	70	65
Net book value
Balance at January 1	7	11	47	65	104
Balance at December 31	6	15	49	70	65

Investments in non-consolidated companies as of December 31, 2002 include ReGen Biologics Inc., Redwood City (USA), Tutogen Medical Inc., Clifton (USA), @Outcome Inc., Austin (USA), Orquest Inc., Mountain View (USA), Orthosoft Inc., Outremont (Canada), Leading KK, Tokyo (Japan), and publicly traded securities of Thoratec Inc., Berkley (USA) and Japan Lifeline Co. Ltd, Tokyo (Japan), held as non-current assets.

The estimate of fair value as of December 31, 2002 resulted in a partial reversal of the impairment charge in the investment of Orquest Inc., amounting to CHF 13 million.

Revaluation of fair value in 2001 consists of write-offs for the investments in Orquest Inc., ReGen, @Outcome, Japan Lifeline and Orthosoft Inc.

Note 18: Inventories

(in millions CHF)	Gross value	Allowances	2002 Net Total	Gross value	Allowances	2001 Net Total

Raw materials, supplies and consumables	45	—	45	63	-7	56
Work in progress	29	-2	27	44	-2	42
Finished products and trade merchandise	371	-91	280	447	-134	313
Total Inventories	445	-93	352	554	-143	411

Obsolescence reserve decreased by CHF 10 million in 2002, and increased in 2001 and 2000 by CHF 75 and 35 million respectively. Write-offs of scrapped inventory against the allowance for obsolescence were CHF 18, 3 and 4 million in 2002, 2001, and 2000 respectively. Costs of materials included in cost of sales were CHF 246, 254 and 243 million in 2002, 2001 and 2000 respectively.

Note 19: Trade Accounts Receivables

(in millions CHF)	2002	2001

Gross trade accounts receivable	312	332
Allowance for doubtful accounts	-22	-24
Trade accounts receivable	290	308

Bad debt expenses were CHF 1, 7 and 2 million at December 31, 2002, 2001 and 2000 respectively. Bad debt write-offs against the allowance were CHF 0, 1 and 1 million in 2002, 2001 and 2000 respectively.

Note 20: Pledged Assets

In connection with the Senior Credit Facility Agreement described in note 28, to finance the hip and knee implant litigation as described in note 9, assets of the Company and its material subsidiaries have been pledged to the Security Agent. The total amount of pledged assets of Centerpulse Group is CHF 2.2 billion.

Note 21: Shareholders’ Equity

Outstanding shares with a nominal amount of CHF 30 each as of December 31, 2002 and 2001, amount to 11,791,790 and 9,933,556, respectively. The number of registered shares was increased by 1,822,408 shares in October 2002 through a capital increase via a tradable pre-emptive rights offering.

The conditional share capital with a value of CHF 5,752,890 as of December 31, 2001 (original nominal value was CHF 6 million) was increased in 2002 by CHF 4.5 million to CHF 10,252,890. The conditional share capital was reduced due to shares and ADS options exercised between 1998 and 2002 to CHF 9,188,040. See also note 30.

Amounts planned for dividend distribution by the Company’s subsidiaries at December 31, 2002, 2001 and 2000 were approximately CHF 241 million, CHF 53 million and 86 million, respectively.

As discussed in note 9 and 28 the Company has made a number of customary representations and warranties under the senior credit facility agreement.

Hereunder, the Company is not allowed to make any dividend payments as long as any amount is outstanding under the senior credit facility. Therefore, the Board of Directors proposes no dividend distribution.

Note 22: Non-current Borrowings

(in millions CHF)	2002	2001

Loans from third parties	486	13
Mortgage loans	6	6
Leasing commitments	1	2
Total non-current borrowings	493	21
Current portion	6	1
Total non-current borrowings	487	20

The increase in loans from third parties relates to the Senior Credit Facility Agreement as discribed in note 28.

Non-current borrowings will mature as follows:

(in millions CHF)	Third-party loans	Mortgage	Other	Total

2004 - 2007	472	—	—	472
2008 and thereafter	9	6	—	15
Total non-current borrowings	481	6	—	487

Note 23: Provisions

(in millions CHF)	Personel related provisions	Warranties, litigation risks	Provision for taxes	Other provisions	2002 Total	2001 Total

Balance at January 1	4	1,474	109	104	1,691	198

Changes in composition of Group	—	—	—	-5	-5	3
Increase	5	42	—	17	64	1,637
Unused amounts reversed	—	-1	—	-6	-7	—
Utilization	-1	-1,333	-11	-22	-1,367	-141
Currency conversion adjustment	—	-110	—	-15	-125	-6
Balance at December 31	8	72	98	73	251	1,691

Current portion	2	46	31	13	92	223
Non-current portion	6	26	67	60	159	1,468
Balance at December 31	8	72	98	73	251	1,691

Personnel provisions are accrued to cover expenses arising primarily from grants, rewards for years of service, termination and pension benefits.

The decrease in provisions for litigation risks in 2002 is related to the hip and knee implant litigation.  The CHF 1,391 million (USD 828 million) provision recognized in 2001 related to the hip and knee implant litigation was reduced to CHF 43 million (USD 31 million) at December 31, 2002.  USD 725 million were utilized with the payment of the obligation to the settlement trust. USD 72 million were utilized for other expenses in the context of the hip and knee implant litigation.

“Other provisions” mainly relate to accrued deductible arising from insurance policies, and are also a result of the divestiture of various businesses in 1999 and 2002, in situations where the Company is involved in the procedure, as provided for in the contract, to determine the final selling price. Management believes that the recorded provisions are adequate.

Note 24: Current Borrowings

(in millions CHF)	2002	2001

Borrowings from third parties	64	75
Reclassification of non-current borrowings	6	—
Total current borrowings	70	75

Note 25: Other Current and Accrued Liabilities

(in millions CHF)	2002	2001

Notes payable	1	1
Social security contributions	4	3
Assessed taxes payable	14	5
Commissions payable	13	14
Other liabilities	50	53
Vacation and overtime claims	13	15
Salaries, wages and bonuses	30	34
Corporate identity	3	15
Fair Value of derivative financial instruments	1	2
Other accruals	36	52
Total other current liabilities and accruals	165	194

Note 26: Commitments and Contingencies

The contractual commitments for future investments in property, plant, and equipment at December 31, 2002, 2001, and 2000 (for which funding will be needed in future years), were CHF 0, CHF 6 and CHF 3 million respectively.

The future minimum rental commitments for operating leases at December 31 are:

(in millions CHF)	Buildings	Other	2002 Total	Buildings	Other	2001 Total

Maturity: <1 year	4	3	7	5	2	7
Maturity: 1–5 years	5	4	9	11	5	16
Maturity: > 5 years	—	2	2	—	2	2
Total rental commitments	9	9	18	16	9	25

Employees of the Company are required to respect local laws and regulatory guidelines in the course of their business activities. In the normal course of business, certain subsidiaries are involved in administrative and civil proceedings that could give rise to claims not covered, or only partly covered, by insurance. The effects of such proceedings on future earnings cannot be foreseen.

The Company, Centerpulse USA Holding Co., and certain other material subsidiaries of the Company have guaranteed the full payment of amounts owing under the Senior Credit Facility, and have also guaranteed the performance of all other obligations hereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given by the Borrower, the Company, Centerpulse USA Holding Co. and certain subsidiaries over certain of each company’s tangible and intangible assets on a consolidated basis in the amount of CHF 2.2 billion.

The Company is party to certain other legal actions arising in the ordinary course of its business. Provisions have been recorded for such litigation risks based on a best estimate. Because the judicial process for such cases is complex, management cannot estimate the amount of any additional losses which might be incurred in excess of the amounts provided, especially the legal cases related to the recalled Inter-Op hip shells and withdrawn tibial base plates.

In the opinion of management, the ultimate outcome of these situations will not have a material impact on the consolidated financial position and results of operations.

Note 27: Retirement Benefit plans and Employee costs

Defined contribution plan

The Company has defined contribution plans which cover substantially all of its US employees and employees in other countries. The benefits of these plans relate to local customs and practices in the countries concerned. Company contributions to such plans for the years ended December 31, 2002, 2001 and 2000 were CHF 9 million, CHF 10 million, CHF 8 million respectively.

Defined benefit plans

Defined benefit plans covering employees of Centerpulse are in place in Switzerland, France and the United Kingdom up to the time of the disposal of Vascutek on November 14. Those in Switzerland and the United Kingdom cover employees of the Company in addition to employees of Sulzer. The assets and liabilities of these plans that relate to Company personnel have been determined based on actuarial valuations. The most recent actuarial valuations were performed on December 31, 2002.

Personnel costs for defined benefit plans

(in millions CHF)	2002	2001

Current service costs of retirement benefit plans	-13	-10
Interest costs	-6	-5
Expected return on plan assets	7	7
Employees contributions	5	4
Change in portion of overfunding not capitalized	—	-2
Personnel costs for defined benefit plans	-7	-6

The actual return on assets was a loss of CHF 9 million in 2002 and  a loss of CHF 7 million in 2001

Funded status

(in millions CHF)	2002	2001

Present value of funded obligations	-132	-134
Fair value of plan assets(1)	122	148
Over-/underfunding	-10	14
Actuarial gains (-) and losses	10	10
Portion of overfunding not capitalized(2)	—	-24
Overfunding reflected in the balance sheet	—	—

Long-term provision portion	—	—
Asset portion	—	—

(1) The joint plan assets as of December 31, 2002, and 2001, include the amount of CHF 0 million and 17 million shares of Centerpulse Ltd which is about 0% and 0.4% of the total plan assets.

(2) Legal requirements, particularly those of Switzerland, restrict the utilization of overfunded contributions in legally separated benefit plans. Only amounts that will potentially reduce future pension costs are capitalized in the consolidated balance sheets.

The actuarial weight average assumptions used were as follows:

	2002	2001

Discount rate	4.3%	4.5%
Long-term return on assets	4.6%	5.1%
Salary increases	2.3%	2.8%
Pension benefit increases	1.3%	1.3%
Employee turnover	5.6%	5.3%

Number of employees covered by defined benefit plans as of December 31	770	769

(in millions CHF)	2002	2001

Employee costs
Salaries and wages	360	346
Fringe benefits	69	72
Total personnel expenses	429	418

Note 28: Financial  Instruments

The balance sheet values of cash, cash equivalents and current accounts receivable and payable approximate their market values. In the case of the items below, the carrying value in the balance sheet and their market values at the closing date were as follows:

(in millions CHF)	Carrying value	2002 Fair value	Carrying value	2001 Fair value

Available-for-sale investments and other financial assets	64	64	58	58
Non-current borrowings	-493	-493	-21	-21

With the adoption of IAS 39 as per January 1, 2001, the carrying value corresponds to the fair value excluding borrowings which continue to be at amortized costs.

The fair value of investments in non-consolidated companies and other financial assets is based on quoted market prices for those of similar investments. For investments and other financial assets, which have no quoted market prices, a reasonable estimate of fair value was made using available market information and appropriate valuation techniques. The fair value of non-current borrowings is based on the current rates offered to the Company for debt of similar maturities. The estimates presented above on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

(in millions CHF)	Notional value	Carrying value	2002 Fair value	Notional value	Carrying value	2001 Fair value

Foreign currency instruments
Forward exchange contracts (profit)	86	2	2	39	1	1
Forward exchange contracts ( – loss)	68	-1	-1	209	-2	-2

All hedges are classified as fair value hedges.

The Group’s sales are denominated in a variety of different currencies. The currency structure of costs deviates to some extent from the currency structure of sales. In order to manage the exposure to the risk of foreign exchange movements, the Group makes use of financial instruments such as forward contracts and options. These instruments are entered into with major financial institutions and typically expire within one year.

The notional value indicates the volume of the open derivative positions at the balance sheet date. The determination of the fair value of open transactions is based, where possible, on quoted prices, or alternatively on other recognized valuation methods.

Changes in fair values resulting from currency hedging of existing assets and liabilities are recognized in financial income. These gains and losses generally correspond to changes in the hedged balance sheet items.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments, foreign currency exchange contracts, and trade accounts receivable. The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. Financial transactions are spread over a number of financial institutions each of which has a high credit rating.

The overall credit risk relating to derivatives at December 31, 2002 and 2001, amounted to CHF 2.1 and CHF 0.6 million, respectively. The credit risk measures the maximum exposure which would arise if the counter parties failed to meet their obligations. The outstanding financial market transactions have all been arranged with top-rated financial institutions, and there is no unreasonable concentration of risks.

Concentration of credit risks with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant proportion of trade accounts receivable is with national health care systems in several countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of those countries’ national economies.

Summary of Senior Credit Facility Agreement

Centerpulse Ltd and Centerpulse Orthopedics Inc. have secured loans under a senior credit facility from a syndicate of lenders arranged by UBS Warburg Ltd, in an amount, initially, of USD 635 million, which has since been paid down to USD 331 million as per December 31, 2002. The senior credit facility agreement was executed on October 29, 2002. The entire drawings under the senior credit facility (less transaction costs) were applied in payment of the cash portion and cash in lieu of the convertible callable component of the Settlement Agreement on November 4, 2002.

The senior credit facility consisted of two debt tranches: Tranche A of USD 250 million (thereof 63.5% repayable in Euros) and tranche B of USD 385 million (thereof 28.3% repayable in Euros). Tranche A has already been fully repaid. The tranche B loan is repayable on November 4, 2007, with nominal interim amortization payments equal to 0.25% of the initial tranche B loan due every 3-months.

The applicable interest rate for the remaining loan is Libor plus 3.50% per annum.

A commitment fee of 0.75% per annum was paid on the funding date in respect of the period from the commitment letter to the funding date.

This fee and all other loan related cost are recognized as financial expense over the period of repayment and at the equal ratio of repayments, respectively.

The Group has guaranteed the full payment of amounts owing under the senior credit facility, and has also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given over certain tangible and intangible assets of the Group.

The security interests granted by the Group to the United States Department of Justice under the Medicare Settlement against the Group are subordinated to the security interests of the senior banks under the senior credit facility, under an intercreditor agreement with the senior banks.

All loans under the senior credit facility require prepayments under certain conditions (with certain exceptions), including (i) in full upon demand following a change of control (defined as a person or group acquiring more than 35% of the voting share capital), (ii) upon the receipt of proceeds of asset disposals (subject to certain reinvestment rights), (iii) from 50% of excess cash flow (payable at delivery of audited accounts for each financial year), (iv) from the net proceeds of insurance claims (subject to the ability to repair or replace the damaged assets) and (v) from 50% of the proceeds of any equity or equity-linked issuances after the funding date.

Centerpulse may voluntarily prepay all or a portion of the senior credit facility at any time subject to notice and minimum amounts.

The Group has made a number of customary representations and warranties for a credit arrangement of that type. The senior credit facility is also subject to customary affirmative and negative covenants and restrictions. The financial covenants include ratios involving EBITDA, net cash flow, financial indebtedness, interest expense and mandatory repayments, all as defined by the Senior Credit Facility Agreement. Further, the documentation contains the usual events of default.

Note 29: Transactions with related parties

At the Annual General Meeting of Sulzer on April 19, 2001 the Shareholder approved the proposed separation of Sulzer and SulzerMedica into two fully independent quoted companies. The separation was effected on July 10, 2001. Transactions after the spin-off between the Company and Sulzer and its subsidiaries are summarized below.

1.

On October 30, 2002 the Company and Sulzer entered into an Amendment to the Umbrella Agreement dated July 4, 1997, under which it was decided that the Company pays an account settlement to Sulzer for the usage right for the trademark, corporate name and/or trade name of Sulzer in the amount of CHF 1,772,000. No additional royalties will have to be paid by Centerpulse and its affiliates after October 30, 2002.

2.

Certain research and development activities were performed centrally by Sulzer Markets and Technology Ltd., a subsidiary of Sulzer. Under various cost sharing agreements the cost of such activities was charged to the companies, which benefit directly therefrom. Direct research and development services charged to the Company are separately disclosed in the table at the end of note 29. Exploratory research and development charges allocated to the Company are disclosed under selling, general and administrative expense in the table at the end of note 29.

3.

The Company has agreed to indemnify certain suppliers for liability claims, which may be made against them in connection with the incorporation of their products into Centerpulse products.

4.

The Company has insurance coverage for product liability under an umbrella insurance policy for all its subsidiaries.

5.

All transactions have been consistent with arm’s length principles according to the Umbrella Agreement entered into by the Company with Sulzer during 1997.

6.

Based on the Separation Agreement of July 6, 2001 the Shareholders approved the proposed new name “Centerpulse” at the Annual Shareholder’ Meeting on May 17, 2002. The renaming process is already finalized for the Holding Centerpulse Ltd. and most of its subsidiaries.

7.

A listing of the members of the Board of Directors (BoD) and officers is shown on page 38 of the Annual Report; in 2002 the total remuneration for the BoD approximated CHF 1.7 million (in 2001: CHF 1.3 million). Board members receive a substantial portion of their fees in the form of shares or stock options.

Transactions between the Company and Sulzer and its subsidiaries amounted to:

(in millions CHF)	2002	2001(1)	2000

Total Sales of Centerpulse Products	—	9	19
Rent and maintenance of buildings	—	-2	-5
Selling, general and administrative expense	—	-2	-4
Research and development expense	—	-2	-3
Total costs	—	-6	-12
Total interest income	—	2	3

(1) Until July 10, 2001, Centerpulse was part of the Sulzer Group

Balances with Sulzer and its subsidiaries amounted to:

(in millions CHF)	2002	2001(1)	2000

Assets
Current accounts receivable	—	—	5
Cash and cash equivalents	—	—	98
Total assets	—	—	103
Liabilities
Current borrowings	—	—	3
Current accounts payable	—	—	4
Total liabilities	—	—	7

(1) Until July 10, 2001, Centerpulse was part of the Sulzer Group

Movements in the number of shares and ADS options outstanding are as follows:

Note 30: Management Stock Option Plan

	2002 Options	2001 Options	2000 Options

A the beginning of the year	344,463	177,472	126,458
Granted	215,900	233,943	74,048
Exercised	-35,495	-199	-7,674
Cancelled or expired	-102,443	-66,753	-15,360
At the end of the year	422,425	344,463	177,472

Share options outstanding at the end of the year have the following terms:

Grant Year	Weighted average remaining contractual life in years	Weighted average exercise price	2002 Options	2001 Options	2000 Options

1997(1)	—	—	—	17,440	22,958
1998	0.3	CHF 365 / USD 24.28	16,640	24,293	31,819
1999	1.3	CHF 286 / USD 19.36	30,419	43,710	54,703
2000	2.3	CHF 358 / USD 21.99	38,783	54,119	67,992
2001	8.5	CHF 180 / USD 12.00	139,045	204,901	—
2002	9.3	CHF 145 / USD 8.38	197,538	—	—
Total		CHF 181/USD13.19	422,425	344,463	177,472

(1) expired in July 2002

Incentive Plans and Stock Owner Plans

Since the initial public offering of its Shares in 1997, the Company has had stock option plans in place for the members of its Board of Directors, the Executive Committee and certain key employees of Centerpulse, including its senior management.

The 1997 SulzerMedica Management Stock Option Plan (the “1997 Stock Option Plan”) provided for the grant of options for Shares or ADS (one option covering one Share or 10 ADS) with an exercise price set at the time of the grant and equivalent to the average trading price of the Shares or ADSs during the ten trading days prior to the date of grant. The last options under the 1997 Stock Option Plan were granted in April 2000. The options expire five years after the date of grant. No option may be exercised during the first year after it was granted. Thereafter, options may be exercised each year in respect of a maximum of 25% of the Shares or ADS.

In November 2000, the Company approved the Sulzer Medica 2001 Stock Option Plan (the “2001 Stock Option Plan”), which became effective January 1, 2001. A maximum of 125,000 Shares (or 1,250,000 ADSs) are available under the 2001 Stock Option Plan. The Management Development & Compensation Committee of the Board of Directors determines the exercise price and the vesting conditions at the time of grant. The options expire ten years after the date of grant.

In July 2001, the Company approved the Sulzer Medica 2001 Long-Term Stock Option Plan (the “Long-Term Plan”), which became effective August 1, 2001. A maximum of 250,000 shares (or 2,500,000 ADSs) are available under the Long-Term Plan. As with the 2001 Stock Option Plan, the exercise price and the vesting conditions are determined by the Management Development & Compensation Committee of the Board of Directors at the time of grant. The options expire 10.5 years after the date of grant.

Under the stock option plans, options were and generally are granted once annually, in April, but may also be granted to new employees during the year. Options under the plans are sourced from conditional share capital pursuant to Article 3a of the Company’s Articles of Incorporation or from secondary Shares.

Options under these plans are sourced from up to 350,000 shares (or 3,500,000 ADS) of authorized, but un-issued registered shares of Centerpulse Ltd.

Based on the capital increase of Centerpulse Ltd in October 2002 a proposal to adjust the price of the stock contained in the Management Stock Option Plan (MSOP) has been approved by the Management Development & Compensation Committee of the Board of Directors in December 2002. The strike price reduction was in the range of 3%–10%. The different percentage adjustment of the strike prices was linked to the different parameters of the individual plans.

Note 31: Differences between IFRS and US GAAP

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ, in certain material respects from accounting principles generally accepted in the United States of America (US GAAP).

Reconciliation of IFRS and US GAAP net income:

(in millions CHF)	2002	2001	2000

Net income/net loss under IFRS	337	-1,193	190
Impact of in-process research and development cost on goodwill(1)	10	11	11
Impact of impairment charge on intangibles(2)	-3	17	-13
Impact of goodwill amortization(3)	50	—	—
Impairment reversal(4)	-13	—	—
Recognized loss on sale of discontinued operations(5)	-42	—	—
Employee benefits(6)	-24	3	1
Option re-pricing(7)	-17	—	—
Deferred tax effect on US GAAP adjustments	5	—	—
Net income/net loss under US GAAP	303	-1,162	189
thereof net income/net loss from continuing operations	124	-1,104	146
thereof net income/net loss from discontinuing operations	179	-58	43

(1) Impact of in-process research and development cost on goodwill

In accordance with IAS 22, the amount of “inprocess research and development” included in the purchase price of acquisitions is considered a form of goodwill which the Company amortizes over a twenty-year period. US GAAP requires the entire “in-process research and development” amount to be expensed in the year of acquisition. This difference reverses over the twenty-year period in which goodwill is amortized under IFRS. In 2002, CHF 10 million of this difference was reversed (2001: CHF 11 million).

(2) Impact of impairment charge on intangibles

US Statement of Financial Accounting Standards No. 121 (FAS 121) “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of” provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to US GAAP determined that in 2001 and 1999 no impairment had occurred and no impairment charges were recognized. This difference reverses over the remaining period in which these definite-lived intangible assets are amortized under IFRS.

(3) Impact of goodwill amortization

As of January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and other Intangible Assets”. SFAS 142 requires that all goodwill and other intangible assets existing on implementation on January 1, 2002 be tested for impairment on an annual basis. From January 1, 2002 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized on a regular basis. For the purpose of the reconciliation to US GAAP, goodwill was generally amortized through the income statement over an estimated useful life of 20 years up to December 31, 2001. Therefore, there was no amortization charge in 2002 under US GAAP. The corresponding reversal of the regular goodwill amortization under IFRS resulted in an additional income in the US GAAP reconciliation of CHF 50 million for 2002.

(4) Impairment reversal

Statement of Financial Accounting Standards No. 115 (FAS 115) “Accounting for Certain Investments in Debt and Equity Securities”, does not allow the reversal of an impairment loss for subsequent increases in the fair value of a financial asset.

Under IAS 39 the impairment on a previously impaired financial asset is reversed in the net profit or loss of the period upon subsequent recovery in fair value of the asset.

(5) Recognized loss on sale of discontinued operations

Due to difference between IFRS and US GAAP in the treatment of impairment charges and goodwill amortization described under (b) and (c) of the reconciliation of shareholders’ equity the gain on sale of disposals, as disclosed in note 11, is reduced by CHF 42 million.

(6) Employee benefits

US Statement of Financial Accounting Standards No. 87 (FAS 87) “Employer’s Accounting for pensions” does not provide for an impairment test for the overfunding of pension plans. The change of the amount of the overfunding is shown in the income statement.

(7) Option re-pricing

If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25”, requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited or expires unexercised. As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

The principal differences between IFRS and US GAAP are presented on pages 108 – 110 with explanations of certain adjustments that affect consolidated shareholders’ equity as of December 31, 2002 and 2001.

Reconciliation of shareholders’ equity

(in millions CHF)	2002	2001

Shareholders’ equity under IFRS	1,270	784
Impact of in-process research and development cost on goodwill(a)	-138	-177
Exceptional write-down on intangibles(b)	175	241
Impact of goodwill amortization(c)	50	—
Impairment reversal(d)	-13	—
Employee benefits(e)	—	24
Option re-pricing(f)	-17	—
Deferred taxes(g)	5	—
Shareholders’ equity underUS GAAP	1,332	872

(a) In-process research & development

As discussed in the reconciliation of net income, the amount: “in-process research and development” is expensed in the year of acquisition. This difference reverses over the period in which goodwill is amortized under IFRS.

(b) Intangibles

As discussed in the reconciliation of net income, the impairment charge to goodwill and existing technology was not recognized under FAS 121.

(in millions CHF)	Orthopedics Division	Spine-Tech Division	Dental Division	Cardiovascular Division	Total

January 1, 2002	44	714	120	188	1,066
Additions
Impairment losses
Goodwill written off related to disposals				-165	-165
Translation effects		-120	-20	-3	-143
December 31, 2002	44	594	100	20	758

(c) Goodwill

US Statement of Financial Accounting Standards No. 142 (FAS 142) “Goodwill and other Intangible Assets” does not require goodwill to be amortized after January 1, 2002. Under IFRS the Group continues to amortize goodwill.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Reported net income was CHF 303; -1,162 and 189 million in 2002, 2001 and 2000 respectively. Adding back the goodwill amortization of CHF 0, 59 and 41 million in 2002, 2001 and 2000 respectively, results in Pro forma net income of CHF 303, -1,103 and 230 million, respectively.

The Group estimates that the aggregate amortization expense for intangibles subject to amortization for each of the five succeeding financial years will not materially differ from the current aggregate amortization expense.

(d) Impairment reversal

At the end of 2001 the investment in Orquest was impaired and USD 11 million written off.

Evidence of a take-over of Orquest by DePuy AcroMed resulted in the estimate that a substantial part of the impairment is no longer justified. CHF 13 million was reversed in line with IAS 39. US GAAP does not allow the reversal of an impairment of a financial asset.

(e) Employee benefits

IAS 19 (revised 1998) “Employee benefits”, effective as of January 1, 1999, limits the benefit amount of plan assets to be recognized to the realizable economic future benefit.

US GAAP Financial Accounting Standard No. 87 (FAS 87), “Employers’ Accounting for pensions,” does not provide for an impairment test for the over funding of pension plans, as such the amount of the over-funding is recognized as an asset.

(f) Option re-pricing

As discussed in the reconciliation of net income, the company records compensation expense or recovery for modified options calculated as (the amount of) the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

(g) Deferred taxes

In the consolidated financial statements, deferred tax assets and liabilities are classified as long-term and have been presented as such in the assets and liabilities sections of the balance sheet. This presentation is in accordance with IAS 12, “Income taxes.” US GAAP Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes,” provides that deferred taxes must be separated into a current and a non-current amount based on the classification of the related asset or liability.

The presentation of deferred tax assets and liabilities in accordance with FAS 109 at December 31 would be as follows:

(in millions CHF)	Current assets	Non– current assets	Current liabilities	2002 Non– current liabilities	Current assets	Non– current assets	Current liabilities	2001 Non– current liabilities

Deferred taxes	216	592	14	17	243	679	15	20
Valuation allowance	-68	-187	—	—	-69	-194	—	—
Total deferred taxes	148	405	14	17	174	485	15	20

This difference relating to deferred taxes does not result in a reconciling adjustment to shareholders’ equity as of December 31, 2002 and 2001 between IAS and US GAAP.

(h) Operating income before goodwill amortization and exceptional items

Disclosure of operating income before exceptional items and goodwill amortization is not permitted under US GAAP. The exceptional items, goodwill amortization and non-operating expenses would be included in the determination of operating income under US GAAP.

(i) Operating income

Operating income under IFRS also consists of the income from discontinuing operations. Under US GAAP, this income from the grafts and stents businesses in 2002 would not be included in the operating income. It would be shown below the operating income as income from discontinuing operations.

Recently issued accounting pronouncements

The Financial Accounting Standards Board has recently issued several new accounting standards, including SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, will be effective for periods beginning on or after January 1, 2003. The Group is currently determining the effect, if any, these new standards cause divergences from its Consolidated Financial Statements.

FASB interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, was issued in November 2002. This Interpretation provides further guidance for the disclosure and accounting for guarantees. The disclosure provisions have been adopted for the year ended December 31, 2002. In accordance with the Interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. This new Interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

FASB interpretation No. 46 “Consolidation of Variable Interest Entities”. This new Interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

The Group adopted SFAS No. 141 for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002 the Group adopted SFAS No. 144. This standard supersedes and amends existing accounting literature related to the impairment and disposal of long-lived assets.

Note 32: Convenience Translation (unaudited)

Solely for the convenience of the reader, the consolidated balance sheets has been translated into US dollars (USD) at the year-end exchange rate, and the consolidated income statements has been translated at the average exchange rate.

The translation should not be construed as a representation that the Swiss franc amounts represent or have been or could be converted into USD at those or any other rate.

Consolidated Income Statements (unaudited)

(in millions USD)	2002	2001	2000

Net sales	942	839	797
Cost of sales	-308	-320	-249
Gross profit	634	519	548
Selling, general and administrative expense	-404	-383	-328
Research and development expense	-60	-77	-64
Other operating income	1	—	4
Operating income before goodwill amortization and exceptional items	171	59	160
Goodwill amortization	-32	-34	-23
Hip and knee implant litigation	—	-873	—
Exceptional operating items	-8	-117	-1
Gain on disposals	128	—	—
Operating income/loss	259	-965	136
Financial income/expense	-18	4	17
Other non-operating income/expense	-1	-12	—
Income/loss before taxes	240	-973	153
Taxes	-24	268	-40
Net income/loss before minority interests	216	-705	113
Minority interests	-1	-1	-1
Net income/loss	215	-706	112

Per registered share/per American Depositary Share (ADS)
Basic earnings/loss per share	21.12	-70.79	11.20
Basic earnings/loss per ADS	2.11	-7.08	1.12
Diluted earnings/loss per share	21.03	-70.79	11.19
Diluted earnings/loss per ADS	2.10	-7.08	1.12

Currency exchange rate	1.56	1.69	1.69

Consolidated Balance Sheets (unaudited)

(in million USD)	2002	2001

Assets

Non-current assets
Intangible assets	435	554
Property, plant and equipment	144	140
Investments and other financial assets	50	39
Deferred income taxes	389	383
Total non-current assets	1,018	1,116

Current assets
Inventories	253	245
Trade accounts receivables	209	183
Other accounts receivables and prepaid expenses	59	73
Cash and cash equivalents	143	93
Total current assets	664	594

Total assets	1,682	1,710

Equity and Liabilities

Shareholders’ equity	914	467
Minority interests	6	4

Non-current liabilities
Non-current borrowings	350	12
Deferred income taxes	14	11
Non-current provisions	114	874
Other non-current liabilities	3	7
Total non-current liabilities	481	904

Current Liabilities
Current borrowings	50	44
Current provisions	66	133
Trade accounts payable	46	42
Other current and accrued liabilities	119	116
Total current liabilities	281	335
Total liabilities	762	1,239

Total equity and liabilities	1,682	1,710
Currency exchange rate	1.39	1.68

Note 33: Subsequent Events

On January 21, 2003, the Group announced the closing of the sale of its Carbomedics Inc. and Mitroflow Inc. mechanical and tissue heart valve business to Italian device company Snia S.p.A for total consideration of USD 116 million. The purchase price consists of cash consideration of USD 80 million, and a subordinated note with a principal amount of USD 36 million. The sale of Carbomedics and Mitroflow is the third and final step in Centerpulse’s plan to divest its cardiovascular interests.

In January 2003 the group announced that Mr. G.-P. Ondo, Head of Group Risk Management and Member of the Executive Board, has left the company to pursue other interests.

Report of the Group Auditors

Report of the Group Auditors to the General Meeting of the Shareholders of Centerpulse Ltd Zurich

As auditors of the Group, we have audited the consolidated financial statements (consolidated balance sheets, consolidated income statements, consolidated cash flow statements, consolidated statements of shareholders’ equity and notes to the consolidated financial statements/pages 62 to 113) of Centerpulse Ltd for the year ended December 31, 2002.

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R. Rausenberger	St. Haag

Winterthur, March 10, 2003

Balance Sheets of Centerpulse Ltd (Parent Company)

(in million CHF)	Note	2002	2001

Assets

Non-current assets
Investments in subsidiaries and other companies	103	675	670
Loans to subsidiaries		1,027	1,248
Other non-current financial claims		13	—
Total non-current assets		1,715	1,918
Current assets
Accounts receivable from subsidiaries		36	10
Other accounts receivable		14	18
Current loans to subsidiaries		66	67
Cash and cash equivalents	104	96	58
Total current assets		212	153
Total assets		1,927	2,071

Equity and Liabilities

Shareholders’ equity
Share capital	105	356	300
Statutory reserves		1,552	1,367
Reserves for treasury stock	107	17	16
Special reserve		119	119
Accumulated deficit / retained earnings		-1,170	136
Net income of the year		88	-1,305
Total shareholders’ equity (before profit appropriations)		962	633

Liabilities

Non-current liabilities
Non-current provisions		7	7
Total non-current liabilities		7	7
Current liabilities
Accounts payable to
• third parties		7	1
• subsidiaries		250	7
Current provisions		500	1,234
Borrowings from
• subsidiaries		177	131
Accrued liabilities		24	58
Total current liabilities		958	1,431
Total liabilities		965	1,438
Total equity and liabilities		1,927	2,071

The accompanying notes are an integral part of these financial statements.

Income Statements of Centerpulse Ltd (Parent Company)

(in millions CHF)	Note	2002	2001

Income
Investment income from subsidiaries and other companies		68	106
Financial income		45	65
Total income		113	171

Expense
Administrative expense		-36	-17
Financial expense		-3	-2
Exceptional items	106	—	-1,435
Income/expenses related to investments		15	-21
Taxes		-1	-1
Total expense		-25	-1,476
Net income of the year		88	-1,305

The accompanying notes are an integral part of these financial statements.

Note 101: General

On June 24, 1997, Sulzer Orthopedics Ltd changed its name to SulzerMedica Ltd and incorporated a new wholly-owned subsidiary to which it transferred its operating assets and liabilities.

On July 7, 1997, SulzerMedica transferred its registered office and domicile from Baar in the Canton of Zug to Winterthur in the Canton of Zurich.

On May 28, 2002 SulzerMedica Ltd changed its name to Centerpulse Ltd and transferred its registered office and domicile from Winterthur to Zurich. Both towns are in the Canton of Zurich.

Note 102: Valuation Principles

The financial statements at December 31, 2002 and 2001, have been prepared in compliance with the requirements of the Swiss Code of Obligations. For purposes of including Centerpulse Ltd in the Consolidated Financial Statements, however, the accounting principles as described in note 3 to the Consolidated Financial Statements remain fully applicable.

Note 103: Investments

A list of investments held directly or indirectly by Centerpulse Ltd is provided in note 5 to the Consolidated Financial Statements.

Note 104: Cash and Marketable Securities

(in millions CHF)	2002	2001

Marketable securities	17	7
Cash	79	51
Total cash and marketable securities	96	58

Note 105: Share Capital

In connection with the management stock option plan, in 1997 and 2002 the General Meeting of Shareholders also approved the issue of conditional share capital for nominal amounts totaling CHF 6 million and CHF 4.5 million, respectively. The total amount of conditional share capital of CHF 10.5 million was reduced to CHF 9,188,040 due to options exercised between 1998 and 2002. At the 2002 General Meeting of Shareholders, the shareholders authorized the Board of Directors to increase the share capital in one or more steps by April 17, 2004, in connection with and in fulfillment of the “Class Action Settlement Agreement”. Of the initially authorized CHF 120 million (4 million shares), the Board of Directors issued CHF 54,672,240 (1,822,408 shares) in connection with the capital increase made in October 2002. Hence, the authorized share capital has been reduced to CHF 65,327,760.

Note 106: Exceptional Items

In 2001, exceptional items related mainly to provisions and valuation allowances made by Centerpulse Ltd in respect of the hip and knee implant litigation. These totaled CHF 1 398 million. For further information regarding the background to this settlement see note 9 to the Consolidated Financial Statements. No major costs occurred in 2002.

Note 107: Reserves for Treasury Stock

The reserves for treasury stock relate to the shares (including ADS) bought in connection with the Employee Stock Purchase Plan and for trading purposes. In 2002, a total of 79,382 shares and ADS were bought (2001: 71,756), while 79,714 shares and ADS were sold (2001: 13,812). A total of CHF 17 million (2001: CHF 16 million), representing 74,350 shares held by Centerpulse Ltd and its subsidiaries at December 31, 2002(including ADS; 2001: 74,682) was reclassified from “Retained earnings” to “Reserves for treasury stock”.

Note 108: Pledged Assets

In connection with the Senior Credit Facility Agreement, described in note 28 to the Consolidated Financial Statements, assets of the Company or its material subsidiaries have been pledged to the Security Agent.

Note 109: Contingent Liabilities

(in millions CHF)	2002	2001

Guarantees and letters of indemnity for subsidiaries	48	103
Total borrowings by subsidiaries under credit lines covered by guarantees and letters of indemnity provided by the Company	8	73

Centerpulse Ltd has agreed to indemnify Sulzer for claims relating to the medical technology business of the Company (see also note 29 to the Consolidated Financial Statements, “Transactions with related parties”, paragraph 6).

The Company has guaranteed the full payment of amounts owing under the Senior Credit Facility, and has also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given by the Company over certain tangible and intangible assets in the amount of CHF 2.2 billion.

Proposal for dealing with accumulated deficit

(in millions CHF)		2002	2001

Net income/loss for the year		88	-1,305
Unallocated income carried over from previous year		-1,169	146
Transfer to and from reserves for treasury stock/rounding		-1	-10
Total accumulated deficit		-1,082	-1,169

Proposed dividends:
Registered shares par value CHF 30:
11,866,140	CHF 0 (2001: CHF 0)	—	—
Balance carried forward to new account		-1,082	-1,169

The Board of Directors proposes not to pay out a dividend in 2003.

For further information see note 21 to the Consolidated Financial Statements.

InCentive Capital Ltd has held as of December 31, 2002, on a consolidated basis and via options 2,676,051 registered shares, corresponding to 22.6% of the total outstanding capital, of which 1,385,091 or 11.7% were recorded in the share register with voting power.

Note 110: Significant Shareholders

Annual General Meeting of Shareholders

The ordinary Annual General Meeting of Shareholders will be held on April 30, 2003 at 10 a.m. in the “Messe-Zurich”, Wallisellenstrasse 49, Zurich-Oerlikon, Switzerland.

Report of the Statutory Auditors

Report of the Statutory Auditors to the General Meeting of the Shareholders of Centerpulse Ltd Zurich

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes/ pages 115 to118) of Centerpulse Ltd for the year ended December 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R. Rausenberger	St. Haag

Winterthur, March 10, 2003

Locations worldwide

[MAP]

Centerpulse is an international company with headquarters in Switzerland and the USA as well as branches around the world.

The various products may not be licensed for sale in all countries. Further, the products may be sold only for specific usage and indications or may be known under different names than those listed here. Please contact your local Centerpulse distributor for a full listing of products available in your particular market.

Centerpulse Ltd

Andreasstrasse 15

CH-8050 Zurich

Switzerland

Phone +41-1-306 96 96

Fax +41-1-306 96 97

www.centerpulse.com

Centerpulse Orthopedics Division

Centerpulse Orthopedics Ltd

Gebäude 540

Postfach 65

CH-8404 Winterthur

Schweiz

Phone +41-52-262 6070

Fax +41-52-262 0139

Centerpulse Orthopedics Inc.

9900 Spectrum Drive

Austin, Texas 78717

USA

Toll-Free +1-800-888 4676

Phone +1-512-432 9900

Fax +1-512-432 9014

Centerpulse Spine-Tech Division

Centerpulse Spine-Tech Inc.

7375 Bush Lake Road

Minneapolis, MN 55439-2027

USA

Phone +1-952-832 5600

or +1-800-655 2614

Fax +1-952-832 5620

or +1-800-430 9110

Centerpulse Spine-Tech

Gebäude 540

Postfach 65

CH-8404 Winterthur

Schweiz

Phone +41-52-262 6070

Fax +41-52-262 0139

Centerpulse Dental Division

Centerpulse Dental Inc.

1900 Aston Avenue

Carlsbad, CA 92008

USA

Phone +1-760-929 4300

Fax +1-760-431 7811

Safe harbor statements under the USA private securities litigation reform act of 1995

This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

1. The TRINICA™ Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: US Patents 6,193,721, 6,398,783, 6,416,528, 6,454,771 and D449,692; and pending US and international patent applications.

2. Tutoplast® is a registered trademark of Tutogen Medical GmbH. Centerpulse Spine-Tech Inc. is a marketing representative of Tutogen Medical GmbH.

3. The BP™/Lordotic implants and the methods and instrumentation for implanting the same are licensed under and protected by one or more of the following: US Patents 5,015,247, 5,484,437, 5,741,253, 6,096,038, 6,080,155, and 6,270,498, and related international patents issued to GARY KARLIN MICHELSON, M.D.; Centerpulse Spine-Tech Inc. US Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; US Patents 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending US and international patent applications.

4. The BAKTM, ProximityTM, BPTM, POLARTM and BAK/C® implants and the methods and instrumentation for implanting the same are licensed under and protected by US Patents 5,015,247, 5,484,437, 5,741,253, 6,096,038, 6,080,155, and 6,270,498, and related international patents issued to GARY KARLIN MICHELSON, M.D. and by Centerpulse Spine-Tech Inc. US Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; US Patents 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending US and international patent applications.

This Annual Report is available in German and English. In questions of interpretation, the German version shall prevail. Published in March 2003.

Published by

Centerpulse Ltd, Zurich, Switzerland

Corporate Communications

Design and layout

Interbrand Zintzmeyer & Lux AG,

Zurich, Switzerland

Photo credits

Kelvin Murray (Stone)

Cover

Julian Salinas

Pages 6–15

Stephan Knecht

Pages 17, 21, 22, 24, 26, 28

Albert Zimmermann

Pages 23 b., 24 b., 25 b., 27 b., 29 b.

Centerpulse photo archive

Pages 20, 23 t., 24 t., 25 t., 27 t., 29 t.

[PICTURE]

Centerpulse Ltd

CH-8050 Zurich

Phone +41 1 306 96 96

Fax +41 1 306 96 97

www.centerpulse.com

Investor Relations

Phone +41 1 306 98 25

Fax +41 1 306 98 31

investor-relations@centerpulse.com

Share Register

Share Comm Service AG

Phone +41 1 809 58 57

Fax +41 1 809 58 59

centerpulse@sharecomm.ch

Corporate Communications

Phone +41 1 306 96 50

Fax +41 1 306 96 51

press-relations@centerpulse.com

This report is available in German and English.

Centerpulse Annual Report 2002